Exhibit 2.1

ASSET PURCHASE AGREEMENT

dated as of January 29th, 2003

between

FISHER BROADCASTING-GEORGIA, LLC,

and

SOUTHEASTERN MEDIA HOLDINGS, INC.

THIS ASSET PURCHASE AGREEMENT (this “Agreement”) dated as of January 29, 2003 between Southeastern Media Holdings, Inc., a Delaware corporation (“Buyer”), Fisher Broadcasting-Georgia, LLC, a Delaware limited liability company (“Seller”), and, for the limited purpose set forth in Section 12.03(c), Fisher Broadcasting Company, a Washington corporation (“Parent”).

Background Statement

Seller is solely engaged in the business of television broadcasting and operates and owns all of the assets and licenses used in the operation of a commercial television broadcast station WXTX-TV, Channel 54 (“DTV Channel 49”), in Columbus, Georgia (the “Columbus Station”), and a commercial television broadcast station WFXG-TV, Channel 54 (“DTV Channel 51”), in Augusta, Georgia (the “Augusta Station” and together with the Columbus Station, the “Stations”), under licenses issued by the Federal Communications Commission (the “FCC”). Buyer desires to purchase from Seller substantially all of the assets and assume certain specified liabilities, and Seller desires to sell to Buyer substantially all of the assets and transfer certain specified liabilities, related to the conduct of the Stations on the terms and subject to the conditions hereinafter set forth;

NOW, THEREFORE, Buyer and Seller hereby agree as follows:

ARTICLE I

DEFINITIONS

SECTION 1.01 Definitions.

As used in this Agreement, the following terms shall have the following meanings:

(a)	“Accounting Firm” means (A) an independent certified public accounting firm in the United States of national recognition (other than a firm that then serves as the independent auditor for either Buyer or Seller or any of their respective Affiliates) mutually acceptable to Seller and Buyer or (B) if Seller and Buyer are unable to agree upon such a firm, then the regular independent auditors for Seller and Buyer shall mutually agree upon a third independent certified public accounting firm, in which event, “Accounting Firm” shall mean such third firm.

(b)	“Accounts Receivable” means all accounts receivable (other than Intercompany Receivables and accounts receivable relating to Tradeout Agreements or film and program barter agreements), and all rights to receive payments under any notes, bonds and other evidences of indebtedness and all other rights to receive payments, in each case arising out of sales occurring in the conduct of the Business prior to the Closing Date for services performed or delivered by the Business prior to the Closing Date.

(c)	“Action” means any claim, action, suit, arbitration, inquiry, proceeding or investigation by or before any Governmental Authority.

(d)	“Affiliate” means, with respect to any Person, any other Person directly or indirectly Controlling, Controlled by or under common Control with such other Person.

(e)	“Ancillary Agreement” means, as to any Person, all of the documents and instruments required to be executed pursuant to this Agreement by such Person.

(f)	“Balance Sheet Date” means November 30, 2002.

(g)	“Business” means the conduct and operation of the Stations in the ordinary course.

(h)	“Business Day” means any day that is not a Saturday, a Sunday or other day on which banks are required or authorized by Law to be closed in the city of Charlotte, North Carolina.

(i)	“Capital Lease Obligation” means any liability or obligation of Seller as lessee under leases relating to the Business that have been or should have been recorded as capital leases in accordance with GAAP.

(j)	“CERCLA” means The Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, 42 U.S.C. (S)(S) 9601 et seq.

(k)	“Code” means the Internal Revenue Code of 1986, as amended.

(l)	“Communications Act” means the Communications Act of 1934, as amended, the Telecommunications Act of 1996, the Children’s Television Act and the rules and regulations promulgated thereunder, in each case, as in effect from time to time.

(m)	“Confidentiality Agreement” means the confidentiality agreement dated as of October 13, 2002 by and between Seller and Buyer.

(n)	“Control” means, as to any Person, the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise. The terms “Controlled” and “Controlling” shall have a correlative meaning.

(o)	“Copyrights” means all copyrights, copyright applications, registrations and similar rights used by the Stations (other than those included in the Excluded Assets), including those registered copyrights and copyright applications identified on Schedule 3.06(e).

(p)	“Employee Plan” means any (i) employee benefit plan, arrangement or policy subject to ERISA, including without limitation, any retirement, pension, deferred compensation, severance, profit sharing, savings, group health, dental, life insurance, disability or cafeteria plan, policy or arrangement, (ii) any stock option, stock purchase or equity-based compensation plan, (iii) any bonus or incentive arrangement and (iv) any severance or termination agreements, policies or arrangements that are not covered by ERISA, in each case maintained or contributed to by Seller or any of its Affiliates for the benefit of any current or former Station Employee.

(q)	“Environmental Laws” means any applicable statute, ordinance, rule, regulation, decision, judgment, decree, permit or license, in each case, in effect on the date of this Agreement or the Closing Date, as applicable, whether local, state, or federal relating to: (A) Releases or threatened Releases of Hazardous Materials into the indoor or outdoor environment; (B) the use, treatment, storage, disposal, handling, discharging or shipment of Hazardous Material; (C) the regulation of storage tanks; or (d) otherwise relating to pollution or protection of human health, occupational safety and the indoor or outdoor environment.

(r)	“Environmental Liabilities” means any and all liabilities arising in connection with or in any way relating to Seller (or any predecessor of Seller or any prior owner of all or part of Seller’s business and assets), the Business, the Real Property or any property now or previously owned, leased or operated by the Business or Seller in connection with the Stations (as currently or previously conducted), the assets of the Business or any activities or operations occurring or conducted at the Real Property (including offsite disposal), whether accrued, contingent, absolute, determined, determinable or otherwise, which (i) arise under or relate to any Environmental Law and (ii) relate to actions occurring or conditions existing on or prior to the Closing Date (including any matter disclosed or required to be disclosed in Schedule 3.19(a)).

(s)	“Environmental Permits” means all permits, licenses, franchises, certificates, approvals and other similar authorizations of Governmental Authorities relating to or required by Environmental Laws and affecting, or relating in any way to, the Stations, the Business or the business of Seller as currently conducted.

(t)	“Equipment” means all machinery, equipment, computers, Motor Vehicles, furniture, fixtures, furnishings, toolings, parts, and other items of tangible personal property (other than those included in the Excluded Assets) owned or leased by Seller and used in the Business, including those items listed on Schedule 1.01(t) attached hereto.

(u)	“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder.

(v)	“ERISA Affiliate” means, as to any Person any other Person that, together with such Person, would be treated as a single employer under Section 414 of the Code.

(w)	“FCC Consent” means the FCC’s grant of its consent to the assignment of each of the FCC Licenses from Seller to Buyer or its permitted assignee pursuant to Section 13.06.

(x)	“FCC Licenses” means the FCC licenses, permits and other authorizations identified on Schedule 3.15(a)(1), and any other license, permit or other authorization, including any temporary waiver or special temporary authorization, issued by the FCC for use in the operation of the Stations, and any renewals thereof or any pending application therefor.

(y)	“Final Order” means an action by the FCC (i) that has not been vacated, reversed, stayed, enjoined, set aside, annulled or suspended, (ii) with respect to which no request for stay, petition for rehearing, reconsideration or review or appeal or sua sponte review by the FCC is pending, and (iii) as to which the time for filing any such request, petition or appeal or for review by the FCC on its own motion has expired.

(z)	“GAAP” means United States generally accepted accounting principles as in effect on the Balance Sheet Date, consistently applied.

(aa)	“Governmental Authority” means any federal, state or local or any foreign government, governmental, regulatory or administrative authority, agency or commission or any court, tribunal, or judicial or arbitral body.

(bb)	“Governmental Order” means any order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Authority.

(cc)	“Hazardous Material” means hazardous or toxic wastes, chemicals, substances, constituents, pollutants or related material, whether solids, liquids, or gases, defined or regulated under (S) 101(14) of CERCLA; the Resource Conservation and Recovery Act, 42 U.S.C. (S)(S)6901 et seq.; the Toxic Substances Control Act, 15 U.S.C. (S)(S)2601 et seq.; the Safe Drinking Water Act, 42 U.S.C. (S)(S)300f et seq.; the Clean Air Act, as amended, 42 U.S.C. (S)(S)7401 et seq.; the Federal Water Pollution Control Act, 33 U.S.C. (S)(S)1251 et seq.; the Emergency Planning and Community Right-to-Know Act of 1986, 42 U.S.C. (S)(S)11001 et seq.; the Occupational Safety and Health Act of 1970, 29 U.S.C. (S)(S)651 et seq. or any similar federal, state or local Environmental Laws, including polychlorinated biphenyls (PCBs), asbestos, radioactive materials and wastes, and petroleum products (including crude oil and any fraction thereof).

(dd)	“Intangible Property” means: (A) the Copyrights; (B) the Patents; (C) the Trademarks, including all of the rights of the Seller in and to the call letters “WXTX” and “WFXG”; (D) the Trade Secrets; (E) the domain names listed on Schedule 1.01(dd); (F) all computer software; and (G) all goodwill, if any, associated therewith, excluding, in all cases, the names “Fisher”, “Fisher Broadcasting”, “Fisher Communications”, and all similar names.

(ee)	“Intercompany Receivables” means all accounts receivable, and all rights to receive payments under any notes, bonds and other evidences of indebtedness and all other rights to receive payments, in each case between Seller and any Affiliate of Seller occurring prior to the Closing Date.

(ff)	“IRS” means the Internal Revenue Service.

(gg)	“Knowledge of Seller” or “Knowledge” means that an individual will be deemed to have Knowledge of a particular fact or other matter if that individual is actually aware of that fact or matter. With respect to Seller, Knowledge is limited to the following individuals: (i) Benjamin Tucker; (ii) Warren Spector; (iii) Morris Pollock; and (iv) Shelia Lovely.

(hh)	“Law” means any United States (federal, state, local) or foreign statute, law, ordinance, regulation, rule, code, order, judgment, injunction or decree.

(ii)	“Leases” means those leases or license agreements (including any and all assignments, amendments and other modifications of such leases and license agreements) pertaining to Real Property, as listed on Schedule 3.05(a).

(jj)	“Lien” means, with respect to any property or asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind, whether voluntarily incurred or arising by operation of Law or otherwise, in respect of such property or asset.

(kk)	“Material Adverse Effect” means a material adverse effect on (A) the condition (financial or otherwise), business, assets, or results of operations of the Business; or (B) the ability of Seller to perform its obligations under this Agreement or any Ancillary Agreement.

(ll)	“Material Consents” means the consents to the assignment of each of the agreements set forth on Schedule 10.03(d).

(mm)	“Motor Vehicles” means all motor vehicles owned by Seller and used in the Business, including those listed in Schedule 1.01(mm).

(nn)	“Multiemployer Plan” means each Employee Plan that is a multiemployer plan, as defined in Section 3(37) of ERISA.

(oo)	“Other Parties” means those entities listed on Exhibit A attached hereto.

(pp)	“Patents” means all patents, patent applications, registrations and similar rights used by the Stations, including those patents, patent registrations and patent applications identified in Schedule 1.01(pp).

(qq)	“PBGC” means the Pension Benefit Guaranty Corporation.

(rr)	“Permitted Liens” means, as to any property or asset, (A) liens for Taxes, assessments and governmental charges not yet due and payable, (B) zoning laws and ordinances and similar Laws that are not violated by any existing improvement or that do not prohibit the use of the Real Property as currently used in the Business; (C) any right reserved to any Governmental Authority to regulate the affected property (including restrictions stated in the Permits); (D) in the case of any leased asset, (i) the rights of any lessor under the applicable lease agreement or any Lien granted by any lessor and (ii) any statutory Lien for amounts that are not yet due and payable or are being contested in good faith; (E) inchoate materialmens’, mechanics’, workmen’s, repairmen’s or other like Liens arising in the ordinary course of business; and (F) in the case of Real Property, minor defects of title, easements, rights-of-way, restrictions and other similar charges or encumbrances not materially detracting from the value of the Real Property as currently used or interfering in any material respect with use of the Real Property as currently used in the Business, (G) any other Lien, other than a Lien securing a monetary obligation, that does not, individually or in the aggregate, detract from or interfere with any use of or impair the value of any such property or asset as currently used, (H) such title matters as are set forth on Schedule 3.07(a), and (I) any Lien that shall be extinguished prior to the execution of this Agreement.

(ss)	“Person” means any natural person, general or limited partnership, corporation, limited liability company, firm, association, trust or other legal entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

(tt)	“Program Rights” means all rights of Seller or Other Parties presently existing or obtained after the date of this Agreement and prior to the Closing Date in accordance with the terms of this Agreement, to broadcast television programs or shows as part of the Stations’ programming, including all film and program barter agreements, sports rights agreements, news rights or service agreements and syndication agreements.

(uu)	“Real Property” means the real property owned, leased, subleased or licensed by Seller used or held for use in the conduct of the Business, as listed in Schedule 1.01(uu), and all buildings, towers, improvements and fixtures owned, leased, subleased or licensed thereon, together with all strips and gores, rights of way, easements, privileges and appurtenances pertaining thereto, including any right, title and interest of Seller in and to any street adjoining any portion of the Real Property.

(vv)	“Release” means any release, spill, emission, leaking, dumping, injection, pouring, deposit, disposal, discharge, dispersal, leaching or migration into the environment (including ambient air, surface water, groundwater, land surface or subsurface strata) or within any building, structure, facility or fixture.

(ww)	“Seller Environmental Liabilities” means any Environmental Liabilities which result from and action, omission or release which occurred at any time between the date the Seller acquired the Stations on , 1999 and the Closing Date.

(xx)	“Software” means all computer software and subsequent versions thereof, including object, executable or binary code, objects, comments, screens, user interfaces, report formats, templates, menus, buttons and icons and all files, data, materials, manuals, design notes and other items and documentation related thereto or associated therewith.

(yy)	“Station Employees” means the full-time, part-time and per-diem employees employed by Seller in the Business.

(zz)	“Subsidiary” of any Person means any corporation, partnership, joint venture, limited liability company, trust or estate of which (or in which) more than 50% of (A) the issued and outstanding capital stock having ordinary voting power to elect a majority of the board of directors of such corporation (irrespective of whether at the time capital stock of any other class or classes of such corporation shall or might have voting power upon the occurrence of any contingency), (B) the interest in the capital or profits of such partnership, joint venture or limited liability company or (C) the beneficial interest in such trust or estate, in each case, is at the time directly or indirectly owned or Controlled by such Person.

(aaa)	“Tax” or “Taxes” means all income, excise, gross receipts, ad valorem, sales, use, employment, franchise, profits, gains, property, transfer, use, payroll, intangibles or other taxes, fees, stamp taxes, duties, charges, levies or assessments of any kind whatsoever (whether payable directly or by withholding), together with any interest and any penalties, additions to tax or additional amounts imposed by any Tax authority with respect thereto.

(bbb)	“Tax Returns” means all returns and reports (including elections, declarations, disclosures, schedules, estimates and information returns) required to be supplied to a Tax authority relating to Taxes.

(ccc)	“Title Company” means Chicago Title Insurance Company or such other title insurance company retained by Buyer.

(ddd)	“Title IV Plan” means an Employee Plan subject to Title IV of ERISA other than any Multiemployer Plan.

(eee)	“Trademarks” means all of those trade names, trademarks, service marks, jingles, slogans, logos, trademark and service mark registrations and trademark and service mark applications (other than those included in Excluded Assets) owned, used, held for use, licensed by or leased by Seller relating to the Stations as set forth on Schedule 3.06(e) and the goodwill appurtenant thereto.

(fff)	“Tradeout Agreement” means any contract, agreement or commitment, oral or written, other than film and program barter agreements, pursuant to which Seller has agreed to sell or trade commercial air time or commercial production services of the Station in consideration for any property or service in lieu of or in addition to cash;

(ggg)	“Trade Secrets” means all proprietary information of Seller necessary to the operation of the Business (other than as included in the Excluded Assets) that is not generally known and is used or useful in the Business, as to which reasonable efforts have been made to prevent unauthorized disclosure, and which provides a competitive advantage to those who know or use it.

(hhh)	“Transfer Taxes” means all excise, sales, use, value added, registration stamp, recording, documentary, conveyancing, franchise, property, transfer, gains and similar Taxes, levies, charges and fees.

(iii)	“WARN Act” means the Workers Adjustment and Retraining Notification Act, as amended.

SECTION 1.02 Other Defined Terms.

The following terms have the meanings defined for such terms in the Sections set forth below:

Term	Section
Active Employees	8.01(a)
Agreement	Preamble
Antitrust Laws	7.01(c)
Appraisal Report	2.06(b)
Assumed Liabilities	2.03
Augusta DMA	3.16
Augusta Market Cable Systems	3.16
Augusta Station	Recitals
Base Purchase Price	2.06(a)
Buyer	Preamble
Buyer Indemnified Parties	12.03(a)
Buyer Warranty Breach	12.02(a)(i)
Closing	2.08
Closing Balance Sheets	2.07(b)
Closing Date	2.08
Closing Working Capital	2.07(b)
Columbus DMA	3.16
Columbus Market Cable Systems	3.16
Columbus Station	Recitals
Contracts	2.01(d)
Default Payment	11.02(b)
DOJ	7.01(c)
DTV Channel 49	Recitals
DTV Channel 51	Recitals
DTV Modification Applications	7.01(d)
Employment Commencement Date	8.03
Escrow Agent	2.06(c)
Escrow Amount	2.06(c)

Estimated Working Capital	2.07(a)
Excluded Assets	2.02
Excluded Liabilities	2.04
FCC	Recitals
FCC Applications	7.01(b)
FTC	7.01(c)
Indemnified Party	12.04(a)
Indemnifying Party	12.04(a)
Losses	12.02(a)
Market Cable Systems	3.16(a)
Parent	Recitals
Permits	2.01(h)
Purchased Assets	2.01
Purchase Price	2.06(a)
Reference Balance Sheets	3.11(a)
Reference Financial Statements	3.11(a)
Seller	Preamble
Seller Indemnified Parties	12.02(a)
Specified Deposits	2.01(m)
Stations	Recitals
Termination Date	11.01(b)(i)
Title Commitments	5.03(a)
Title Policy	5.03(a)
Transferred Employees	8.01(a)
Seller	Preamble
Seller Warranty Breach	12.03(a)(i)
Unaudited Balance Sheets	5.04(b)
Unaudited Financial Statements	5.04(b)
Valuation Balance Sheets	2.07(a)
Working Capital	2.07(a)

SECTION 1.03 Terms Generally.

(a)	Words in the singular shall be held to include the plural and vice versa and words of one gender shall be held to include the other genders as the context requires,

(b)	The terms “hereof”, “herein”, and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole (including the Schedules and Exhibits hereto) and not to any particular provision of this Agreement, and Article, Section, paragraph, Exhibit and Schedule references are to the Articles, Sections, paragraphs, Exhibits and Schedules to this Agreement unless otherwise specified,

(c)	The word “including” and words of similar import when used in this Agreement means “including, without limitation,” unless otherwise specified, and

(d)	The word “or” shall not be exclusive.

ARTICLE II

PURCHASE AND SALE

SECTION 2.01 Purchase and Sale.

Except as otherwise provided below, upon the terms and subject to the conditions of this Agreement, Buyer agrees to purchase from Seller and Seller agrees to sell, convey, transfer, assign and deliver, or cause to be sold, conveyed, transferred, assigned and delivered, to Buyer at the Closing, free and clear of all Liens, other than Permitted Liens, all of Seller’s right, title and interest in, to and under the assets, contracts, properties and business, of every kind and description, wherever located, real, personal or mixed, tangible or intangible, owned, held or used in the conduct of the Business by Seller as the same shall exist on the date of this Agreement, including all assets shown on the Reference Balance Sheets and not disposed of in accordance with Section 5.01(d), and all assets of the Business thereafter acquired by Seller, but excluding the Excluded Assets (the “Purchased Assets”), and including all right, title and interest of Seller in, to and under:

(a)	all Real Property;

(b)	all Equipment;

(c)	all Accounts Receivable;

(d)	all rights under all contracts, agreements, leases, licenses, commitments, sales and purchase orders and other instruments, whether oral or written, relating to the Business, including the items listed on Schedule 3.05(a) and the Leases (collectively, the “Contracts”);

(e)	all prepaid expenses and deposits, including ad valorem taxes, leases and rentals;

(f)	all of Seller’s rights, claims, credits, causes of action or rights of set-off against third parties relating to the Purchased Assets, including unliquidated rights under manufacturers’ and vendors’ warranties, in each case only to the extent Buyer incurs Losses relating thereto;

(g)	all Intangible Property owned by the Seller;

(h)	all internet web sites and related agreements, content and databases and domain name registrations, as and to the extent relating to the Business, as those are set forth on Schedule 2.01(h);

(i)	the FCC Licenses, all transferable municipal, state and federal franchises, licenses, permits or other governmental authorization affecting, or relating in any way to, the Business, the items listed on Schedule 2.01(i) (the “Permits”);

(j)	all prepayments made by Seller under advertising sales contracts for advertising that has not been run prior to the Closing Date;

(k)	all books, records, files and papers, whether in hard copy or computer format, used in the Business, including, without limitation, engineering information, sales and promotional literature, manuals and data, sales and purchase correspondence, lists of present and former suppliers, lists of present and former customers, personnel and employment records for Transferred Employees (to the extent permitted by Law), and any information relating to any Tax imposed on the Purchased Assets;

(l)	all management and other systems (including computers and peripheral equipment), databases, computer software, computer disks and similar assets, related to the Business and all licenses and rights in relation thereto;

(m)	all goodwill associated with the Stations, the Business or the Purchased Assets;

(n)	the security deposits Seller has deposited with landlords, if any (the “Specified Deposits”);

(o)	any insurance proceeds payable in accordance with Section 5.07

SECTION 2.02 Excluded Assets.

Buyer expressly understands and agrees that the following assets and properties of Seller shall be excluded from the Purchased Assets (the “Excluded Assets”):

(a)	all of Seller’s cash and cash equivalents on hand and in banks;

(b)	insurance policies relating to the Business and all claims (except as otherwise provided in Section 5.07), credits, causes of action or rights thereunder;

(c)	all rights to insurance proceeds relating to the Excluded Assets;

(d)	any assets of any Employee Plan sponsored by Seller or its Affiliates including any amounts due to such Employee Plan from Seller or any of its Affiliates;

(e)	all books, records, files and papers, whether in hard copy or computer format, prepared in connection with this Agreement or the transactions contemplated hereby and all minute books and corporate records of Seller and its Affiliates, including accounting, financial and legal records and related correspondence;

(f)	all accounting and human resources software (PeopleSoft) used or licensed by Seller prior to the Closing Date;

(g)	all rights of Seller arising under this Agreement or the transactions contemplated hereby;

(h)	any rights or interest in the name “Fisher”, “Fisher Broadcasting”, “Fisher Communication” and similar names;

(i)	any Purchased Asset sold or otherwise disposed of in accordance with Section 5.01(d); and

(j)	the property and assets described on Schedule 2.02(j).

SECTION 2.03 Assumed Liabilities.

Upon the terms and subject to the conditions of this Agreement, Buyer agrees, effective at the Closing Date, to assume the following liabilities (the “Assumed Liabilities”):

(a)	the liabilities and obligations of Seller under the Contracts and Permits with respect to the operation of the Stations, except those Contracts and Permits, if any, included in the Excluded Assets;

(b)	any Contract liabilities for Program Rights; and

(c)	any liability or obligation to the extent taken into account to compute Working Capital under Section 2.07(a) at Closing.

SECTION 2.04 Excluded Liabilities.

Notwithstanding any provision in this Agreement or any other writing to the contrary, Buyer is assuming only the Assumed Liabilities and is not assuming any other liability or obligation of Seller (or any predecessor of Seller) of whatever nature, whether presently in existence or arising hereafter. All such other liabilities and obligations shall be retained by and remain obligations and liabilities of Seller (all such liabilities and obligations not being assumed being herein referred to as the “Excluded Liabilities”), and, notwithstanding anything to the contrary in Section 2.03, none of the following shall be Assumed Liabilities for the purposes of this Agreement:

(a)	any liability or obligation under or with respect to any Contract or Permit required by the terms thereof to be discharged on or prior to the Closing Date;

(b)	any liability or obligation for borrowed money including interest and fees;

(c)	any liability or obligation relating to or arising out of any of the Excluded Assets;

(d)	any Environmental Liabilities;

(e)	except as set forth in Section 8.04 herein, any liability or obligation relating to vacation, bonuses and other employee-related benefits including any Seller stay bonuses pursuant to Section 8.07 earned prior to the Closing Date;

(f)	any Tax liability or obligation (except as expressly provided in Section 9.02); and

(g)	any liability or obligation relating to or arising out of any Employee Plan.

SECTION 2.05 Assignment of Contracts and Rights.

Anything in this Agreement to the contrary notwithstanding, this Agreement shall not constitute an agreement to assign any Purchased Asset or any claim or right or any benefit arising thereunder or resulting therefrom if such assignment, without the consent of a third party thereto, would constitute a breach or other contravention of such Purchased Asset or in any way adversely affect the rights of Buyer or the Seller thereunder. Seller will use its commercially reasonable best efforts to obtain the consent of the other parties to any such Purchased Asset or any claim or right or any benefit arising thereunder for the assignment thereof to Buyer as Buyer may request. If such consent is not obtained, or if an attempted assignment thereof would be ineffective or would adversely affect the rights of Seller thereunder so that Buyer would not in fact receive all such rights, Seller and Buyer will cooperate in a mutually agreeable arrangement under which Buyer would obtain the benefits and assume the obligations thereunder in accordance with this Agreement, including sub-contracting, sub-licensing, or sub-leasing to Buyer, or under which Seller would enforce for the benefit of Buyer, with Buyer assuming the Seller’s obligations, any and all rights of Seller against a third party thereto. Seller will promptly pay to Buyer when received all monies received by Seller under any Purchased Asset or any claim or right or any benefit arising thereunder after the Closing.

SECTION 2.06 Purchase Price; Allocation of Purchase Price; Escrow.

(a)	The purchase price for the purchase of the Purchased Assets shall be $40,000,000 (the “Base Purchase Price”), plus or minus, respectively, the Working Capital Adjustment set forth in section 2.08 (the “Purchase Price”).

(b)	The allocation of the Purchase Price shall be determined pursuant to an appraisal report in form and substance satisfactory to Seller and Buyer, drafts of which, including the final draft, are to be delivered simultaneously to Buyer and Seller (the “Appraisal Report”). The parties shall designate an Appraiser by mutual agreement. The cost of the Appraisal Report shall be paid one-half by Buyer and one-half by Seller. Buyer and Seller hereby covenant and agree that the values assigned to the Purchased Assets in the final Appraisal Report shall be conclusive and final for all Tax purposes subject to adjustment for any indemnification payments made pursuant to this Agreement. Buyer and Seller further covenant and agree not to take any position on any Tax Return or before any Governmental Authority charged with the collection of any Taxes or in any judicial proceeding that is in any way inconsistent with the allocation determined by the Appraisal Report, except to the extent required by any Governmental Authority. Buyer and Seller shall file with their respective federal income tax returns for the tax year in which the Closing occurs an IRS Form 8824 (and an IRS Form 8594) in a manner consistent with the Appraisal Report.

(c)	Simultaneously with the execution of this Agreement, Buyer shall deliver or cause to be delivered to a mutually acceptable escrow agent (the “Escrow Agent”), the amount of One Million Five Hundred Thousand Dollars ($1,500,000.00) (the “Escrow Amount”). The Escrow Agent shall disburse the Escrow Amount, plus all accrued interest, to Seller or Buyer as provided in Section 11.02 of this Agreement.

SECTION 2.07 Working Capital Adjustment.

(a)	No later than five (5) days prior to the Closing, Seller shall prepare and deliver to Buyer unaudited balance sheets for the Stations (the “Valuation Balance Sheets”) prepared as of the last day of the penultimate month prior to the Closing Date. The Valuation Balance Sheets shall be prepared in accordance with generally accepted accounting principles as in effect from time to time in the United States (“GAAP”). At the Closing, in the event that the Working Capital on the Valuation Balance Sheets (the “Estimated Working Capital”) is negative, the Base Purchase Price shall be reduced by such negative amount. Conversely, in the event that the Estimated Working Capital is positive, the Base Purchase Price shall be increased by such positive amount.

“Working Capital” shall mean the sum of (i) Accounts Receivable (less an adequate allowance for doubtful accounts), (ii) inventory (including programming), (iii) prepaid expenses and (iv) all other current assets, less all current liabilities and Capital Lease Obligations, in each case attributable to the Business and determined in accordance with GAAP.

(b)	Within sixty (60) days after the Closing, Buyer shall prepare balance sheets as of the Closing Date (the “Closing Balance Sheets”) in a manner consistent with the Valuation Balance Sheets, and submit such balance sheets, along with a calculation of Working Capital on the Closing Date (the “Closing Working Capital”) to Seller for review and approval.

(c)	Within fifteen (15) days after receipt of the Closing Balance Sheets, Seller shall notify Buyer of any objections Seller may have to the Closing Balance Sheets or the calculation of Closing Working Capital. In the absence of any such objections, Seller shall be deemed to have approved the Closing Balance Sheets for purposes of the adjustment to be made pursuant to this section 2.07. If Seller notifies Buyer of any such objections, Buyer and Seller shall attempt to resolve such objections in good faith for a period of fifteen (15) days from the date of such notice of objections. If any objections of Seller cannot be resolved by Seller and Buyer within such fifteen (15) day period, such dispute shall immediately be referred to the Accounting Firm. The determination of the Accounting Firm with respect to such dispute, which shall occur on or prior to ninety (90) days after Seller’s receipt of the Closing Balance Sheets, shall be conclusive and binding on Seller and Buyer. Seller and Buyer shall each pay one-half of the fees of the Accounting Firm.

(d)	If, based on the Closing Balance Sheets and the calculation of Closing Working Capital as finally approved, it is determined that the Closing Working Capital exceeds Estimated Working Capital, then within three (3) days of the final approval of the Closing Balance Sheets, Buyer shall remit to Seller, by wire transfer of immediately available funds, an amount equal to such excess. Conversely, if the Estimated Working Capital exceeds the Closing Working Capital, then within three (3) days of the final approval of the Closing Balance Sheets, Seller shall remit to Buyer, by wire transfer of immediately available funds, an amount equal to such excess. The parties hereby agree that such recovery shall not be subject to the limitations set forth in section 12.03(b).

SECTION 2.08 Closing.

The closing (the “Closing”) of the sale and purchase of the Purchased Assets and the assumption of the Assumed Liabilities hereunder shall take place at 1:00 P.M. (Charlotte, North Carolina time) on the first day of the subsequent month following the satisfaction or waiver of the conditions to the obligations of the parties set forth in Article X, at the offices of Buyer’s attorney, 6100 Fairview Road, Suite 650, Charlotte, North Carolina 28210, or at such other time or place as Seller and Buyer may mutually agree upon in writing (the day on which the Closing takes place being the “Closing Date”). At the Closing:

(a)	Buyer shall deliver to Seller the Purchase Price in immediately available funds by wire transfer to one or more accounts designated by Seller, by notice to Buyer, which notice shall be received no later than three (3) Business Days prior to the Closing Date.

(b)	Seller and Buyer shall enter into and deliver such deeds, bills of sale, instruments of assumption, endorsements, consents, assignments, releases of Liens other than Permitted Liens and other good and sufficient instruments of conveyance and assignment as the parties and their respective counsel shall deem reasonably necessary to vest in Buyer all right, title and interest in, to and under the Purchased Assets as provided under this Agreement. Buyer shall have the right to designate an Affiliate of Buyer or any other person described in Section 13.06 to accept title to any Purchased Asset.

ARTICLE III

SELLER’S REPRESENTATIONS AND WARRANTIES

Subject to the attached Schedules, as of the date hereof and as of the Closing, Seller represents and warrants to Buyer in each case as set forth below. Each disclosure made in the attached Schedules shall be deemed disclosed with respect to all applicable representations and warranties herein, and not merely with respect to the representation or warranty identified in the particular Schedule.

SECTION 3.01 Corporate Existence and Power.

Seller is a limited liability company duly formed, validly existing and in good standing under the laws of the state of its formation and has all powers and all governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted. Seller is duly qualified to do business as a foreign entity and is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Seller has heretofore delivered to Buyer true and complete copies of the Articles of Organization and Operating Agreements of Seller as currently in effect.

SECTION 3.02 Authorization.

(a)	The execution and delivery of this Agreement by Seller and each Ancillary Agreement to which Seller will be a party, the performance by Seller of its obligations hereunder and thereunder and the consummation by Seller of the transactions contemplated hereby and thereby are within Seller’s powers and have been duly authorized by all requisite action on the part of Seller.

(b)	This Agreement has been, and at the Closing each Ancillary Agreement will be, duly executed and delivered by Seller. This Agreement (assuming due authorization, execution and delivery by Buyer) constitutes, and each Ancillary Agreement to which Seller will be a party will constitute when executed and delivered by Seller, the legal, valid and binding obligation of Seller, enforceable against Seller in accordance with its terms.

SECTION 3.03 Governmental Authorization.

The execution, delivery and performance by Seller of this Agreement and each Ancillary Agreement to which Seller will be a party and the consummation of the transactions contemplated hereby and thereby require no action by or in respect of, or filing with or notification to, any Governmental Authority other than (a) as described in Schedule 3.03, (b) the FCC, and (c) any such action by or in respect of or filing with any

Governmental Authority as to which the failure to take, make or obtain could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

SECTION 3.04 Noncontravention.

Except as set forth in Schedule 3.04, the execution, delivery and performance of this Agreement by Seller and each Ancillary Agreement to which Seller will be a party and the consummation of the transactions contemplated hereby and thereby do not and will not (a) violate or conflict with the Articles of Organization or Operating Agreement of Seller, (b) assuming compliance with the matters referred to in Section 3.03, conflict with or violate any Law or Governmental Order applicable to Seller, (c) require any consent or other action by or notification to any Person under, constitute a default under, or give to any Person any rights of termination, amendment, acceleration or cancellation of any right or obligation of Seller or to a loss of any benefit relating to the Business to which Seller is entitled under any provision of any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other agreement or instrument to which Seller is a party or by which any of its assets is or may be bound or (d) result in the creation or imposition of any Lien on any asset of Seller, except for Permitted Liens, except, in the cases of clauses (b), (c) and (d), for any such violations, consents, actions, defaults, rights or losses as could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

SECTION 3.05 Contracts.

(a)	As of the date of this Agreement, the Contracts listed on Schedule 3.05(a) constitute all of the Contracts with third parties relating to the Business:

(i)	for the sale of broadcast time for advertising or other purposes for cash that was not made in the ordinary course of business consistent with past practices;

(ii)	with a term of more than six (6) months from the date of this Agreement and that involve payments or receipts over the remaining term of such Contract of more than $10,000 or (B) that involve payments or receipts over the remaining term of such Contract of more than $25,000 with respect to any single agreement or group of related agreements;

(iii)	involving the purchase or sale of any Real Property;

(iv)	relating to the acquisition or disposition of any business (whether by merger, sale of stock, sale of assets or otherwise);

(v)	involving construction, architecture, engineering or other agreements relating to uncompleted construction projects, in each case that involve payments in excess of $10,000;

(vi)	all Capital Lease Obligations;

(vii)	under which Seller has, directly or indirectly made any loan, extension of credit (other than in the ordinary course of business consistent with past practices) or capital contribution to, or investment in, any third party;

(viii)	for any mortgage, pledge or security agreement, deed of trust or other instrument granting a Lien (other than Permitted Liens) upon any property of either of the Stations, in each case that may bind Buyer upon or as a result of the consummation of the transactions contemplated by this Agreement;

(ix)	containing a guarantee or indemnification by either of the Stations, in each case that may bind Buyer upon or as a result of the consummation of the transactions contemplated by this Agreement;

(x)	containing any material noncompetition or other business limitation restrictions binding on (A) either of the Stations or its employees or consultants or (B) any Affiliate of the Stations, in each case that may bind Buyer upon or as a result of the consummation of the transactions contemplated by this Agreement;

(xi)	involving a partnership, joint venture or similar agreement with another party, in each case that may bind Buyer upon or as a result of the consummation of the transactions contemplated by this Agreement;

(xii)	for any agreement with any manager, director or officer of Seller or with any “associate” or any member of the “immediate family” (as such terms are respectively defined in Rules 12b-2 and 16a-1 of the 1934 Act) of any such director or officer;

(xiii)	involving compensation to any employee or consultant in excess of $50,000 or for the employment of any employee or consultant for a term greater than three (3) months; and involving any labor agreement or collective bargaining agreement of either of the Stations.

(b)	No default (with the lapse of time or giving of a notice or both) on the part of Seller and, to the Knowledge of Seller any other party thereto, exists under any of the Contracts other than such defaults that could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(c)	Each Contract is in full force and effect and constitutes the legal and binding obligation of, and is legally enforceable against, Seller in accordance with its terms and, to the Knowledge of Seller, is legally enforceable against the other parties thereto, except as could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(d)	Seller has previously furnished to Buyer prior to the date of this Agreement true and complete copies of all written Contracts listed on Schedule 3.05(a), including all amendments, modifications and supplements thereto, and any assignments thereof, and have previously described to Buyer the material provisions of all oral and pending Contracts.

(e)	There are no leasing commissions or similar payments due, arising out of, resulting from or with respect to any Lease that are owed by Seller.

(f)	Schedule 3.05(f) sets forth, as of the date set forth thereon, all Contracts relating to Program Rights, true and complete copies of which Contracts have been previously furnished to Buyer prior to the date of this Agreement. Schedule 3.05(f) also sets forth (i) an accurate schedule of material programming payments and usage report in respect of Program Rights for calendar years 2002 and 2003, (ii) an accurate schedule setting forth the material feature film inventory of the Stations as of November 30, 2002, (iii) an accurate schedule of the material cash programming assets of the Stations dated as of November 30, 2002, (iv) an accurate schedule of the material cash programming liabilities of the Stations dated as of November 30, 2002 and (v) an accurate schedule of the material barter programming assets dated as of November 30, 2002.

SECTION 3.06 Intangible Property.

(a)	There are no claims, demands or proceedings pending or, to the Knowledge of Seller, threatened by any third party pertaining to or challenging Seller’s right to use any of the Intangible Property or that any Intangible Property or any services provided, process used or products manufactured, produced or used or sold by Seller do or may conflict with, or infringe or otherwise violate the rights of third parties.

(b)	To Seller’s Knowledge, there is no trademark, trade name, patent or copyright owned by a third party that Seller is using in the Business without valid license to do so.

(c)	Except for the Excluded Assets, the Intangible Property includes all material Copyrights, Patents and Trademarks, including rights in and to call letters used in the operation of the Stations.

(d)	Except as set forth on Schedule 3.06(e), all material Intangible Property, including the call letters necessary for or used in the Business, has been duly applied for or registered in, filed in or issued by, as applicable, the appropriate Governmental Authority where such registration, filing or issuance is necessary for the Business, and all such filings, registrations and issuances are valid and in good standing.

(e)	Except for the Excluded Assets, and except for third party Copyrights used under valid license or agreement, all material Copyrights and Trademarks owned by Seller that are registered or filed are described, listed or set forth on Schedule 3.06(e), respectively, all of which are transferable to Buyer without the consent of any third party and none of which have been licensed to any third party.

(f)	Seller has not received any written notice, or otherwise have Knowledge, that any of the owned Intangible Property is the subject of a judicial or administrative finding, opinion or office action or has been adjudged invalid, unenforceable or unregistrable in whole or in part. To the Knowledge of Seller, the rights in each Intangible Property are valid and enforceable.

SECTION 3.07 Real Property.

(a)	Except as set forth on Schedule 3.07(a), Seller has (A) good, marketable and insurable fee simple absolute title or (B) valid leasehold or other interests, as applicable, in the Real Property, in each case free and clear of any and all Liens other than (i) Permitted Liens and, (ii) Liens that will be discharged on or prior to the Closing Date by Seller. Seller owns, leases, subleases, licenses or uses no real property in the operation of the Station other than the Real Property. True and complete copies of (i) the last deed of record, title insurance policies and surveys pertaining to any owned Real Property and (ii) the Leases, in each case have heretofore been furnished by Seller to Buyer. Upon the Closing, all right, title and interest of Seller in, to and under the Leases and the Real Property will be transferred to Buyer free and clear of all Liens other than Permitted Liens.

(b)	Seller has not subjected the Real Property to any easements, rights, duties, obligations, covenants, conditions, restrictions, limitations or agreements not of record that could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(c)	Seller has not received written notice of or otherwise has Knowledge of any pending condemnation or similar proceeding affecting the Real Property or any portion thereof, and to the Knowledge of Seller, no such condemnation or similar proceeding is presently contemplated or threatened that could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(d)	Seller has not received any written notice from any insurance company of any defects or inadequacies in the Real Property or any part thereof that would materially adversely affect the insurability of the Real Property or the premiums for the insurance thereof. Seller has not received any notice from any insurance company that has issued or refused to issue a policy with respect to any portion of the Real Property or by any board of fire underwriters (or other body exercising similar functions) requesting the performance of any repairs, alterations or other work with which compliance has not been made.

(e)	Except as disclosed on Schedule 3.07(e), there are no parties in possession of any portion of the Real Property other than Seller, whether as lessees, sublessees, licensees or tenants at will.

(f)	To Seller’s Knowledge, the current use of the Real Property does not violate any restrictive covenants affecting the Real Property or otherwise violate in any material respect any Law. To Seller’s Knowledge, there is no Law now in existence the operation of which would require Seller to make any material expenditure to modify or improve any of the Real Property or to bring such Real Property into substantial compliance therewith. To the Knowledge of Seller, there are no facts that would prevent any portion of the Real Property from being occupied after the Closing in substantially the same manner as currently occupied.

(g)	The Real Property has reasonably adequate access to and from completed, dedicated and accepted public roads, and there is no pending or, to the Knowledge of Seller, threatened Action that would materially impair or curtail such access. To Seller’s Knowledge, all towers, guy anchors, buildings and other improvements are wholly within the lot limits of the applicable Real Property and do not encroach on any adjoining premises, except for such encroachments as could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. To Seller’s Knowledge, there are no material encroachments upon any of the owned parcels of Real Property or adjoining parcels by buildings, structures or improvements that could reasonably prevent the use of each such parcel of Real Property as it is currently used.

(h)	There are no structural, electrical, mechanical, plumbing, air conditioning, heating or other defects in the buildings located on the Real Property, and the roofs of the buildings located on the Real Property are free from leaks and in good condition, except for such defects or leaks as could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(i)	All amounts owing to any architect, contractor, subcontractor or materialman for labor or materials performed, rendered or supplied to or in connection with the Real Property have been or shall have been paid prior to Closing.

SECTION 3.08 Title to Purchased Assets; Liens.

Seller have good and valid title to or valid leasehold interests in all of the Purchased Assets, free and clear of any and all Liens (other than Permitted Liens and Liens that will be discharged by Seller on or prior to the Closing Date). At the Closing, all of the Purchased Assets shall be transferred to Buyer free and clear of any and all Liens (other than Permitted Liens).

SECTION 3.09 Sufficiency of Assets.

Other than the Excluded Assets, the Purchased Assets constitute all of the property and assets used or held for use in the Business as conducted by Seller and constitute all of the assets and properties necessary for the operation of the Business as currently conducted by Seller.

SECTION 3.10 Condition of Equipment.

Those material items of Equipment constituting transmitting and studio equipment are operating in accordance with FCC requirements; and each other material item of Equipment is in good condition and repair, ordinary wear and tear excepted, and is not in need of repair or replacement. All material operating systems and computer Software are (A) operating satisfactorily for the task to which they are being applied, and in accordance with all vendor warranties and vendor-supplied user documentation, (B) reasonably capable of handling existing and currently contemplated work volumes and (C) not in imminent need of repair or replacement.

SECTION 3.11 Financial Information.

(a)	Attached as Schedule 3.11(a) are: (a) unaudited balance sheets of the Stations as at December 31, 2000 and 2001, and the related unaudited statements of income for the fiscal years then ended; (b) unaudited balance sheets of the Stations as at November 30, 2002 (the November 30, 2002 balance sheets of the Stations are referred to herein as the “Reference Balance Sheets”) and the related unaudited statements of income for the eleven (11) months then ended, certified by Seller’s chief financial officer (collectively, the “Reference Financial Statements”).

(b)	The Reference Financial Statements (A) are in accordance with the books and records of the Stations, (B) have been prepared in accordance with GAAP except for the elimination of footnotes and as otherwise set forth on Schedule 3.11(b)(1), (C) fairly present in all material respects the financial condition of the Stations as at the dates indicated and the results of operations for the periods then ended and (D) do not reflect any (i) unusual or infrequently occurring items or (ii) related party transactions, in each case, except as set forth on Schedule 3.11(b)(2).

(c)	The books and records of the Stations (A) reflect all items of income and expense and all assets and liabilities required to be reflected therein in accordance with GAAP except as set forth on Schedule 3.11(c) and (B) are in all material respects complete and correct.

(d)	A true and complete copy of Seller’s 2002 and 2003 monthly operating budgets for both Stations is attached hereto as Schedule 3.11(d).

(e)	Seller makes no representation or warranty whatsoever with respect to the future operation or prospects of the Stations or the ability of the Business or the Buyer to achieve any budgeted performance. Seller gives no assurance that the Business will be profitable or will continue as a going concern.

(f)	At Closing Seller will cause PricewaterhouseCoopers LLP to deliver to Buyer an Agreed Upon Procedures Letter covering the Reference Financial Statements in the form attached hereto as Exhibit B.

SECTION 3.12 Absence of Certain Changes or Events.

(a)	Except as disclosed in Schedule 3.12(a), since the Balance Sheet Date, the Business has been conducted in the ordinary course consistent with past practice.

(b)	Since the Balance Sheet Date through the date hereof and except as set forth in Schedule 3.12(b) or as contemplated by this Agreement, there has not been:

(i)	any event, occurrence, development or state of circumstances or facts that, individually or in the aggregate, has had or could reasonably be expected to have a Material Adverse Effect;

(ii)	any incurrence, assumption or guarantee by Seller of any indebtedness for borrowed money with respect to the Business other than in the ordinary course of business consistent with past practices, in each case that may bind or obligate Buyer or any of its Affiliates in any way upon or as a result of the consummation of the transactions contemplated hereby;

(iii)	any making of any loan, advance or capital contributions to or investment in any Person other than loans, advances, capital contributions or investments made in the ordinary course of business consistent with past practices, in each case that may bind or obligate Buyer or any of its Affiliates in any way upon or as a result of the consummation of the transactions contemplated hereby;

(iv)	any damage, destruction or loss, whether or not covered by insurance, with respect to the property and assets of the Stations having a replacement cost of more than $10,000 for any single loss or $20,000 for all such losses;

(v)	instituted or settled any material legal proceeding by Seller relating to the Business;

(vi)	any transaction or commitment made, or any contract or agreement entered into, by Seller relating to the Business or Purchased Assets (including the acquisition or disposition of any assets) or any relinquishment by Seller of any contract or other right, in either case, other than transactions and commitments in the ordinary course of business consistent with past practices and those contemplated by this Agreement;

(vii)	any material change in the Stations’ usage or patterns of usage of Program Rights, any material change in the broadcast hours or in the percentages of types of programming broadcast by the Stations or any other material change in the programming policies of the Stations;

(viii)	the creation or other incurrence by Seller of any Lien on any asset relating to the Business other than Permitted Liens;

(ix)	any (A) establishment of any bonus, insurance, employment, severance, deferred compensation, pension, retirement, profit sharing, stock option (including any grant of any stock options, stock appreciation rights, performance awards or restricted stock awards), stock purchase or other employee benefit plan (or any amendment to any such existing agreement), (B) grant of any severance or termination pay to any officer of Seller or employee of the Business, or (C) increase or change to the rate or nature of the compensation (including wages, salaries and bonuses) that is paid or payable or to become payable to any Person employed by the Stations, except (x) in each case, as may be required by Law or existing contracts or applicable collective bargaining agreements that have previously been disclosed to Buyer and (y) in the ordinary course of business consistent with past practices with respect to Persons who are not either (i) responsible for any principal administrative, operating or financial function of the Business or (ii) talent;

(x)	any labor dispute, other than routine individual grievances, or any activity or proceeding by a labor union or representative thereof to organize any employees of the Stations, which employees were not subject to a collective bargaining agreement at the Balance Sheet Date, or any lockouts, strikes, slowdowns, work stoppages or threats thereof by or with respect to any employees of the Stations;

(xi)	any sale of Real Property;

(xii)	any change in any method of accounting or accounting practice by Seller with respect to the Business except for any such change required by reason of a concurrent change in GAAP; or

(xiii)	any agreement or commitment to do anything set forth in this Section 3.12.

SECTION 3.13 Absence of Litigation.

Except as set forth in Schedule 3.13(a)(1), there is no material Action pending or, to the Knowledge of Seller, threatened against or affecting Seller or any of its properties or assets before any Governmental Authority. Except as set forth in Schedule 3.13(a)(2), neither Seller nor any of its properties or assets is operating under or subject to any Governmental Order that could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

SECTION 3.14 Compliance with Laws.

Except as set forth in Schedule 3.14 and except for matters relating to the FCC which are addressed by Section 3.15, Seller is not in material violation of, and has not since January 1, 2000 violated in any material respect, and, to the Knowledge of Seller, is not under investigation with respect to and has not been threatened to be charged with or given notice of any material violation of, any applicable Law or

Governmental Order, except for violations that could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

SECTION 3.15 FCC Matters; Qualification.

(a)	Schedule 3.15(a)(1) contains a true and complete list of the FCC Licenses, and there are no other licenses, permits or other authorizations from the FCC required for the lawful operation of the Stations substantially in the manner now operated. Seller has delivered true, correct and complete copies of the FCC Licenses to Buyer, including any and all amendments and modifications thereto. The FCC Licenses were, to Seller’s Knowledge, validly issued by the FCC, are validly held by Seller and are in full force and effect. All FCC actions with respect to the Stations’ main analog and digital licenses are Final Orders. The FCC Licenses have been issued for the full terms customarily issued to a broadcast television stations in the State of Georgia, and the FCC Licenses are not subject to any condition except for conditions applicable to broadcast television licenses generally or otherwise disclosed in Schedule 3.15(a)(2). All required FCC regulatory fees with respect to the FCC Licenses have been paid. Seller has filed or made all applications, reports, and other disclosures required by the FCC to be filed or made by Seller with respect to the Station in the current license term. Seller has no reason to believe that the FCC will not renew the FCC Licenses in the ordinary course.

(b)	(i)

Except as set forth on Schedule 3.15(b)(i), the Columbus Station, including both analog Channel 54 and DTV Channel 49, is operating at full power and not pursuant to any temporary waiver. Seller has constructed and is operating DTV Channel 49 in accordance with its FCC license for that channel. Except as set forth on Schedule 3.15(b)(1), Seller has no applications pending before the FCC relating to the operation of the Columbus Station.

(ii)

Except as set forth on Schedule 3.15(b)(ii), the Augusta Station, including both analog Channel 54 and DTV Channel 51, is operating at full power and not pursuant to any temporary waiver. Seller has constructed and is operating DTV Channel 54 in accordance with its FCC license for that channel. Except as set forth on Schedule 3.15(b)(2), Seller has no applications pending before the FCC relating to the operation of the Augusta Station.

(c)	Except as set forth in Schedule 3.15(c), no qualifications, registrations, filings, privileges, franchises, licenses, permits, approvals or authorizations of any Governmental Authority other than the FCC Licenses are required to own and operate the Stations as television broadcast stations in substantially the same manner as the Stations are being operated as of the date hereof and the Closing Date.

(d)	Except as set forth on Schedule 3.15(d)(1), Seller has operated the Stations, their physical facilities, electrical and mechanical systems and transmitting and studio equipment substantially in compliance with the Communications Act and the FCC Licenses. To the Knowledge of Seller, all antenna support structures used in the operation of the Stations have been registered with the FCC, if registration is required, and comply with all other requirements of the FCC and the Federal Aviation Administration. Except as set forth in Schedule 3.15(d)(2), to the Knowledge of Seller, there are no applications, petitions, complaints, proceedings or other actions pending or threatened before the FCC relating to the Stations, other than proceedings affecting the broadcast television industry generally.

(e)	Seller is qualified under the Communications Act to assign the FCC Licenses to Buyer. To the Knowledge of Seller, there is no fact or circumstance relating to the Stations or Seller or any of its Affiliates that would cause the FCC to deny the FCC Applications. Seller has no reason to believe that the FCC Applications might be challenged or might not be granted by the FCC in the ordinary course due to any fact or circumstance relating to the Seller’s operation of the Stations or of Seller or any of its Affiliates.

SECTION 3.16 Cable and Satellite Matters.

(a)	(i)

Schedule 3.16(a)(i) contains a list, including channel positions, of all cable television systems in the Columbus Nielsen Designated Market Area (the “Columbus DMA”) on which the Columbus Station’s signal is presently carried (“Columbus Market Cable Systems”). Seller has timely made must-carry elections with respect to the Columbus Market Cable Systems. No Columbus Market Cable System has provided written notice to Seller of any signal quality issue or failed to respond to a request for carriage or, to the Knowledge of Seller, sought any form of relief from carriage of the Columbus Station from the FCC. Seller has not received any written notice of any Columbus Market Cable System’s intention to delete the Columbus Station from carriage or to change the Columbus Station’s channel position on such cable system. Seller has no petition pending before the FCC to extend the Columbus Station’s market for cable carriage purposes beyond the Columbus DMA.

(ii)

Schedule 3.16(a)(ii) contains a list, including channel positions, of all cable television systems in the Augusta Nielsen Designated Market Area (the “Augusta DMA”) on which the Augusta Station’s signal is presently carried (“Augusta Market Cable Systems”). Seller has timely made must-carry elections with respect to the Augusta Market Cable Systems. No Augusta Market Cable System has provided written notice to Seller of any signal quality issue or failed to respond to a request for carriage or, to the Knowledge of Seller, sought any form of relief from carriage of the Augusta Station from the FCC. Seller have not received any written notice of any Augusta Market Cable System’s intention to delete the Augusta Station from carriage or to change the Augusta Station’s channel position on such cable system. Seller has no petition pending before the FCC to extend the Augusta Station’s market for cable carriage purposes beyond the Augusta DMA

(b)	(i)

Schedule 3.16(b)(i) contains a list of the cable systems that, to the Knowledge of Seller, carry the Columbus Station, including the Columbus Station’s channel position, where known, on such cable systems outside the Columbus DMA.

(ii)

Schedule 3.16(b)(ii) contains a list of the cable systems that, to the Knowledge of Seller, carry the Augusta Station, including the Augusta Station’s channel position, where known, on such cable systems outside the Augusta DMA.

(c)

Schedule 3.16(c) contains a list of all retransmission consent, channel positioning or other agreements with cable systems with respect to the Stations, and Seller has previously furnished Buyer with true and correct copies of all such agreements.

(d)	(i)

With respect to the Columbus Station, Seller timely made must-carry elections or has entered into retransmission consent agreements with DirectTV. Schedule 3.16(d)(i)(1) lists these retransmission consent agreements, and Seller has previously furnished Buyer with true and correct copies of this agreement. DirecTV has not advised Seller or any of its Affiliates of any signal quality or other issues with respect to the Columbus Station’s retransmission consent elections. Except as disclosed on Schedule 3.16(d)(i)(2), the Seller has no unresolved disputes with satellite carriers with respect to the carriage of the Columbus Station.

(ii)

With respect to the Augusta Station, Seller timely made must-carry elections or have entered into retransmission consent agreements with DirectTV. Schedule 3.16(d)(ii)(1) lists these retransmission consent agreements, and Seller has previously furnished Buyer with true and correct copies of these agreements. DirecTV has not advised Seller or any of its Affiliates of any signal quality or other issues with respect to the Augusta Station’s retransmission consent elections. Except as disclosed on Schedule 3.16(d)(ii)(2), the Seller has no unresolved disputes with satellite carriers with respect to the carriage of the Augusta Station.

SECTION 3.17 Employees; Labor Matters.

(a)	Schedule 3.17(a) sets forth a true and complete list, dated as of the date set forth thereon, of all individuals employed by the Stations, including the names, date of hire, current rate of compensation, employment status (i.e., active, disabled, on authorized leave and reason therefor), department, title, whether covered by a collective bargaining agreement and whether full-time, part-time or per-diem. Each such employee is employed by Seller.

(b)	Except as set forth on Schedule 3.17(b), the Business is not subject to or bound by any labor agreement or collective bargaining agreement. Seller is in compliance with all currently applicable laws respecting employment and employment practices, terms and conditions of employment and wages and hours, and is not engaged in any unfair labor practice, except for such compliance the failure of which or the engagement of which could not reasonably be expected to have a Material Adverse Effect. There is no unfair labor practice complaint pending or, to the Knowledge of Seller, threatened against Seller before the National Labor Relations Board. No strike or other labor dispute involving Seller is pending or, to the Knowledge of Seller, threatened, and, to the Knowledge of Seller, there is no activity involving any Station Employee seeking to certify a collective bargaining unit or engaging in any other organizational activity.

SECTION 3.18 Employee Benefit Plans.

(a)	Schedule 3.18(a)(1) identifies each Employee Plan. Seller has previously furnished to Buyer copies of the Employee Plans (and, if applicable, related trust agreements) and all amendments thereto and written interpretations thereof together with the three most recent annual reports (Form 5500 including, if applicable, Schedule B thereto) and the most recent actuarial valuation report prepared in connection with any Employee Plan. Schedule 3.18(a)(2) identifies each Employee Plan that is (i) a Multiemployer Plan, (ii) a Title IV Plan or (iii) maintained in connection with any trust described in Section 501(c)(9) of the Code. Seller has provided Buyer with complete age, salary, service and related data as of September 30, 2002 for all employees covered under any Employee Plan

(b)	Except as set forth on Schedule 3.18(b), neither Seller nor any of its ERISA Affiliates have (i) engaged in, or is a successor or parent corporation to an entity that has engaged in, a transaction described in Sections 4069 or 4212(c) of ERISA or (ii) incurred, or reasonably expects to incur prior to the Closing

Date (A) any liability under Title IV of ERISA arising in connection with the termination of, or a complete or partial withdrawal from, any plan covered or previously covered by Title IV of ERISA or (B) any liability under Section 4971 of the Code that in either case could become a liability of Buyer or any of its ERISA Affiliates after the Closing Date. Except as set forth on Schedule 3.18(b), no condition exists that (i) could constitute grounds for termination by the PBGC of any employee benefit plan that is subject to Title IV of ERISA that is maintained by Seller or any of its ERISA Affiliates or (ii) presents a material risk of complete or partial withdrawal from any Multiemployer Plan, as defined in Section 3(37) of ERISA, which could result in Seller or Buyer or any ERISA Affiliate of Seller or Buyer incurring a withdrawal liability within the meaning of Section 4201 of ERISA. The assets of Seller are not now, nor will they after the passage of time be, subject to any Lien imposed under Code Section 412(n) by reason of a failure of Seller to make timely installments or other payments required under Code Section 412. Except as set forth on Schedule 3.18(b), if a “complete withdrawal” by Seller and all of its ERISA Affiliates were to occur as of the Closing Date with respect to all Multiemployer Plans, neither Seller nor any of its ERISA Affiliates would incur any material withdrawal liability under Title IV of ERISA.

(c)	Each Employee Plan that is intended to be qualified under Section 401(a) of the Code is so qualified and has been so qualified during the period since its adoption; each trust created under any such Plan is exempt from Tax under Section 501(a) of the Code and has been so exempt since its creation. Seller has previously provided Buyer with the most recent determination letter of the IRS relating to each such Employee Plan. Except as could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, each Employee Plan has been maintained in substantial compliance with its terms and with the requirements prescribed by any and all applicable statutes, orders, rules and regulations, including but not limited to ERISA and the Code.

(d)	To Seller’s Knowledge, Seller has no current or projected liability in respect of post-employment or post-retirement health or medical or life insurance benefits for retired, former or current employees of Seller, except as required to avoid excise tax under Section 4980B of the Code. No condition exists that would prevent Seller from amending or terminating any Employee Plan providing health or medical benefits in respect of any Active Employee other than limitations imposed under the terms of a collective bargaining agreement.

(e)	All contributions and payments accrued under each Employee Plan, determined in accordance with prior funding and accrual practices, as adjusted to include proportional accruals for the period ending on the Closing Date, will be discharged and paid on or prior to the Closing Date except to the extent (i) reflected as a liability on the Closing Balance Sheets or (ii) retained by Seller. There has been no amendment to, written interpretation of or announcement whether or not written) by Seller or any of its Affiliates relating to, or change in employee participation or coverage under, any Employee Plan that would increase materially the expense of maintaining such Employee Plan above the level of the expense incurred in respect thereof for the most recent fiscal year ended prior to the date hereof.

(f)	Except as set forth on Schedule 3.18(f), there is no contract, plan or arrangement (written or otherwise) covering any employee or former employee of the Stations that, individually or collectively, could give rise to the payment of any amount that would not be deductible pursuant to the terms of Section 280G of the Code.

(g)	Except as set forth on Schedule 3.18(g) and except as otherwise provided in Section 8.07, no employee or former employee of the Stations will become entitled to any bonus, retirement, severance, job security or similar benefit or enhanced such benefit (including acceleration of vesting or exercise of an incentive award) as a result of the transactions contemplated hereby.

(h)	Except as set forth on Schedule 3.18(h), Seller does not have currently in place any stay bonus plan or arrangement.

SECTION 3.19 Environmental Matters.

(a)	Except as otherwise disclosed on Schedule 3.19(a), to Seller’s Knowledge:

(i)	no notice of violation, demand, citation, summons or order has been received, no complaint has been filed, no penalty has been assessed and no investigation or Action or review is pending or threatened by any Governmental Authority or other Person with respect to any matters relating to Seller or the Stations and relating to or arising out of any Environmental Law;

(ii)	there are no liabilities of or relating to Seller or the Stations of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, arising under or relating to any Environmental Law, and there are no facts, conditions, situations or set of circumstances that could reasonably be expected to result in or be the basis for any such liability;

(iii)	no Hazardous Material, incinerator, sump, surface impoundment, lagoon, landfill, septic, wastewater treatment or other disposal system or underground storage tank (active or inactive) is or has been present at, on or under the Real Property except, in each case, in compliance with Environmental Laws;

(iv)	from the date Seller acquired the Stations until the Closing Date, no Hazardous Material has been Released in violation of Environmental Laws at, on or under any of the Real Property;

(v)	neither the Real Property nor any property to which Seller or the Stations have, directly or indirectly, transported or arranged for the transportation of any Hazardous Material is listed or proposed for listing, on the National Priorities List promulgated pursuant to CERCLA, on CERCLIS (as defined in CERCLA) or on any similar federal, state or local list of sites requiring investigation or clean-up; and

(vi)	the Business is and the Seller is in compliance in all material respects with all Environmental Laws and have obtained and are in compliance with all Environmental Permits; such Environmental Permits are valid and in full force and effect and will not be terminated or impaired or become terminable, in whole or in part, as a result of the transactions contemplated hereby.

(b)	Since January 1, 2000, there has been no environmental investigation, study, audit, test, review or other analysis conducted of which Seller has Knowledge in relation to the Stations or any property or facility now or previously owned, leased or operated by the Stations that has not been previously delivered to Buyer.

SECTION 3.20 Taxes.

Except as set forth in Schedule 3.20, (a) Seller has timely filed or been included in, or will timely file or be included in, all material Tax Returns required to be filed by it or in which it is to be included with respect to Taxes for any period ending on or before the Closing Date, (b) all material Taxes that are due with respect to the Seller have been paid except to the extent such Taxes are being contested in good faith, (c) no deficiency for any material amount of Tax has been asserted or assessed by a Tax authority against Seller or for which Seller may be liable, (d) there are no judicial proceedings with respect to material Taxes due from Seller; and (e) there is no contract, agreement, plan or arrangement covering any Person that, individually or collectively, could give rise to the payment of any amount that would not be deductible by reason of Section 280G of the Code.

SECTION 3.21 Computer Software and Hardware.

All Software owned or licensed by Seller or, to Seller’s Knowledge, used or held for use in the Business is described on Schedule 3.21, which sets forth the source of Seller’s entitlement to use such Software, a description of such Software and its function with respect to the Business, and identifies any licenses and contracts for the development and/or conveyance of any rights with respect to such Software, including any sublicenses granted by Seller. There are no restrictions which would preclude, or result in any charge for, Buyer’s continued use of such Software in the Business as currently conducted.

SECTION 3.22 Brokers.

Other than Kalil & Co., whose fees and costs shall be paid by Seller, there is no broker, finder, investment banker or other intermediary that has been retained by or is authorized to act on behalf of Seller who or that might be entitled to any fee or commission from Buyer or any of its Affiliates in connection with the transactions contemplated by this Agreement or the Ancillary Agreements.

ARTICLE IV

BUYER’S REPRESENTATIONS AND WARRANTIES

Buyer represents and warrants to the Seller as of the date hereof and as of the Closing as follows:

SECTION 4.01 Corporate Existence and Power.

Buyer is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware and has all corporate powers and all governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted. Buyer is duly qualified to conduct business in Georgia.

SECTION 4.02 Corporate Authorization.

(a)	The execution and delivery of this Agreement and the Ancillary Agreements by Buyer, the performance by Buyer of its obligations hereunder and thereunder and the consummation by Buyer of the transactions contemplated hereby and thereby are within Buyer’s corporate powers and have been duly authorized by all requisite corporate action on the part of Buyer.

(b)	This Agreement has been, and at the Closing each Ancillary Agreement will be, duly executed and delivered by Buyer. This Agreement (assuming due authorization, execution and delivery by Seller) constitutes, and each Ancillary Agreement to which Buyer will be a party will constitute when executed and delivered by Buyer, the legal, valid and binding obligation of Buyer, enforceable against Buyer in accordance with its terms.

SECTION 4.03 Governmental Authorization.

The execution, delivery and performance by Buyer of this Agreement and each Ancillary Agreement and the consummation of the transactions contemplated hereby and thereby require no action by or in respect of, or filing with or notification to, any Governmental Authority other than (a) the FCC, and (b) any such action by or in respect of or filing with any Governmental Authority as to which the failure to take, make or obtain could not reasonably be expected to have, individually or in the aggregate, a material adverse effect on Buyer or on Buyer’s ability to perform its obligations under this Agreement or the Ancillary Agreements.

SECTION 4.04 Noncontravention.

The execution, delivery and performance of this Agreement by Buyer and each Ancillary Agreement to which Buyer will be a party and the consummation of the transactions contemplated hereby and thereby do not and will not (a) violate or conflict with the certificate of incorporation or by-laws of Buyer, (b) assuming compliance with the matters referred to in Section 4.03, conflict with or violate any Law or Governmental Order applicable to Buyer, (c) require any consent or other action by or notification to any Person under, constitute a default under, or give to any Person any rights of termination, amendment, acceleration or cancellation of any right or obligation of Buyer or to a loss of any benefit relating to the Business to which Buyer is entitled under, any provision of any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other agreement or instrument to which Buyer is a party or by which any of Buyer’s assets is or may be bound or (d) result in the creation or imposition of any Lien on any asset of Buyer, except for Permitted Liens, except, in the cases of clauses (b), (c) and (d), for any such violations, consents, actions, defaults, rights or losses as could not have, individually or in the aggregate, a material adverse effect on Buyer or on Buyer’s ability to perform its obligations under this Agreement or the Ancillary Agreements.

SECTION 4.05 Absence of Litigation.

There are no Actions pending against or, to Buyer’s knowledge, threatened against Buyer before any Governmental Authority that in any manner challenges or seeks to prevent, enjoin, alter or delay materially the transactions contemplated by this Agreement.

SECTION 4.06 FCC Qualification.

Buyer is qualified under the Communications Act to acquire the FCC Licenses from Seller. To Buyer’s Knowledge, there is no fact or circumstance relating to the Stations, Buyer or any of its Affiliates that would cause the FCC to not grant the applications in the ordinary course.

SECTION 4.07 Brokers.

There is no broker, finder, investment banker or other intermediary that has been retained by or is authorized to act on behalf of Buyer who or that might be entitled to any fee or commission from Seller upon consummation of the transactions contemplated by this Agreement and the Ancillary Agreements.

SECTION 4.08 Due Diligence.

Buyer has had an opportunity to conduct due diligence on the Purchased Assets and Assumed Liabilities. Buyer has visited and inspected the Real Property. Buyer is not relying on Seller’s disclosures with respect to any future budgets, prospects or operations of the Business.

ARTICLE V

COVENANTS OF THE SELLER

SECTION 5.01 Operations Pending Closing.

Except as otherwise set forth herein and subject to the provisions of Section 7.03 regarding control of the Stations, after the date of this Agreement and prior to the Closing, Seller shall:

(a)	operate or cause the operation of the Stations in the ordinary course of business consistent with past practices and use commercially reasonable best efforts to preserve substantially intact the relationships of the Stations with their customers, employees, suppliers, licensors, licensees, distributors and others with whom the Stations deal;

(b)	operate the Stations substantially in compliance with the Communications Act and not cause or permit, or agree or commit to cause or permit, by act or failure to act, any of the FCC Licenses to expire or to be revoked, suspended or adversely modified, or take or fail to take, any action that would be reasonably likely to cause the FCC or any other Governmental Authority to institute proceedings for the suspension, revocation or adverse modification of any of the FCC Licenses;

(c)	until the Unaudited Financial Statements are prepared, not make any change in any method of accounting or accounting practice utilized in the preparation of the Reference Financial Statements, and from and after the date of the Unaudited Financial Statements, not make any change in any method of accounting or accounting practice utilized in the preparation of the Unaudited Financial Statements, in each case, except for any such change required by reason of a concurrent change in GAAP;

(d)	not sell, lease, license or otherwise dispose of any assets or properties relating to the Stations except (i) pursuant to existing contracts or commitments or (ii) in the ordinary course of business consistent with past practices;

(e)	not enter into or agree to enter into any agreement to sell, purchase or encumber any parcel of Real Property;

(f)	maintain the Equipment in good operating condition, ordinary wear and tear excepted, and replace with a substantially equivalent asset of substantially equivalent quality or utility any of the Equipment that shall not be working or shall be lost, stolen or destroyed;

(g)	except as otherwise provided in Section 8.07, (A) not hire any Person without Buyer’s prior written consent; (B) not increase or otherwise change the rate or nature of, or prepay, the compensation (including wages, salaries and bonuses) that is paid or payable to any Person employed by the Stations, except pursuant to existing compensation and fringe benefit plans, practices and arrangements that have been furnished (in the case of such plans) or disclosed (in the case of such practices and arrangements) to Buyer prior to the date of this Agreement; (C) not enter into, renew or allow the renewal of or entering into, any employment or consulting agreement or other contract or arrangement with respect to the performance of personal services for the Stations without Buyer’s prior written consent; (D) not increase or otherwise change the rate or nature of severance or other termination benefits that are paid or payable to any Person employed by the Stations; and (E) not agree or commit to do any of the foregoing provided, however, that with respect to clauses (A) and (C) of this Section 5.01(g), if Buyer does not provide its consent, Seller may nonetheless take such action(s) as described in such clauses, provided that Buyer does not upon consummation of the transactions contemplated by this Agreement incur any liability or obligation relating to or arising from such action(s).

(h)	except with Buyer’s prior written consent, which consent shall not be unreasonably withheld, and except as otherwise provided in Section 8.07, and with respect to Program Rights described in Section 5.01(i) below, (A) not enter into, or become obligated under, any agreement or commitment on behalf of the Stations for an amount greater than $50,000, or (B) not change, amend, terminate or otherwise modify or agree or commit to change, amend, terminate or otherwise modify any Contract (other than advertising sales contracts for cash only) in any material respect except for those Contracts that terminate or expire prior to the Closing Date by their own terms;

(i)	without limiting the restrictions contained in Section 5.01(h): (A) keep Buyer apprised of material developments in negotiations for existing and proposed Program Rights agreements which are not either completed or do not expire by their own terms prior to the Closing and promptly provide Buyer with copies of all such Program Rights agreements entered into by or on behalf of the Station; and (B) use commercially reasonable best efforts to include the following language in each such Program Rights agreement to be negotiated and executed from and after the date of this Agreement other than such agreements set forth on Schedule 3.05(a): (i) as to the Columbus Station, “If Columbus Station becomes commonly owned or operated with any television station in the Columbus Nielsen Designated Market Area, the programs may be broadcast on the Station or such other station(s) or any of them.”; and (ii) as to the Augusta Station, “If Augusta Station becomes commonly owned or operated with any television station in the Augusta Nielsen Designated Market Area, the programs may be broadcast on the Station or such other station(s) or any of them.”

(j)	not enter into or agree or commit to enter into any new Tradeout Agreement relating to the Stations prior to Closing that will not be fully performed prior to the Closing without Buyer’s prior written consent;

(k)	(A) utilize the Program Rights only in the ordinary course of business consistent with past practices and substantially in accordance with the anticipated usage of such Program Rights as set forth on Schedule 3.05(f) and (B) not sell or otherwise dispose of any such Program Rights and make payments on Program Rights and agreements on a basis consistent with past practices and otherwise in accordance with this Agreement;

(l)	except as otherwise provided in Section 8.07, not adopt, or agree or commit to adopt, any Employee Plan or other pension, profit sharing, deferred compensation or similar plan, program or trust on behalf of personnel of the Stations, or modify or agree or commit to modify the Employee Plans insofar as they relate to personnel of the Stations, other than modifications or agreements or commitments to make any adoptions or modifications that apply to similarly situated employees of Seller;

(m)	in the event that the collective bargaining agreements expire prior to the Closing Date, seek the consent of the appropriate international and local union(s) to a short-term extension of the expiring agreement(s) to enable Buyer to negotiate the terms of said agreement(s) after the Closing Date, and, in the event the consent to such an extension is not obtained, to confer in advance with Buyer about all applicable issues subject to bargaining; provided that Seller shall, to the extent permitted by applicable Law, propose that such collective bargaining agreements provide for a term of one year but in no event more than three (3) years;

(n)	promptly notify Buyer of any attempted or actual collective bargaining organizing activity with respect to Station Employees; and not propose, to the extent permitted by Law, that any collective bargaining agreement applicable to any Station Employees be binding by any “successor” employer of such employees;

(o)	follow the Stations’ usual and customary policies with respect to (A) extending credit for sales of broadcast time on the Stations and (B) collecting accounts receivable relating to the Stations arising from such extension of credit;

(p)	(A) promote and advertise the Stations, (B) promote and advertise, including on-air promotion and advertising, any program that is currently airing on the Stations, in each case consistent with past practices, and (C) make expenditures or commitments to make expenditures consistent with past practices;

(q)	not make or agree or commit to make any capital expenditure greater than $5,000 in connection with any particular project or greater than $25,000 in total, without Buyer’s prior written consent, which consent shall not be unreasonably withheld; and

(r)	timely make any must-carry/retransmission election that must be made prior to the Closing Date, provided that Seller shall not elect must-carry (by default or otherwise) or enter into a retransmission consent agreement without first conferring with Buyer, or, prior to June 15, 2003, without Buyer’s consent, which may not be unreasonably withheld.

SECTION 5.02 Access to Information.

(a)	From the date hereof until the Closing Date, upon reasonable notice, Seller shall (i) give Buyer, its counsel, financial advisors, auditors and other authorized representatives full access during normal business hours to the offices, properties, books and records of the Stations, (ii) furnish to Buyer, its counsel, financial advisors, auditors and other authorized representatives such financial and operating data and other information relating to the Stations as such Persons may from time to time reasonably request and (iii) instruct the employees, counsel and financial advisors of Seller to cooperate with Buyer in its investigation of the Stations; provided, however, that any investigation pursuant to this Section 5.02(a) shall be conducted in such manner as not to unreasonably interfere with the conduct of the Business or any of the businesses or operations of Seller. No investigation by Buyer or other information received by Buyer shall operate as a waiver or otherwise affect any representation, warranty or agreement given or made by Seller hereunder.

(b)	On and after the Closing Date, Seller will hold, and will use their commercially reasonable best efforts to cause their respective officers, directors, employees, accountants, counsel, consultants, advisors and agents to hold, in confidence, unless compelled to disclose by judicial or administrative process or by other requirements of law, all confidential documents and information concerning the Buyer, Buyer’s Affiliates and the Business.

(c)	On and after the Closing Date, Seller will afford promptly to Buyer and its agents reasonable access to its books of account, financial and other records (including accountant’s work papers), information, employees and auditors to the extent necessary or reasonably useful for Buyer in connection with any audit, investigation, dispute or litigation or any other reasonable business purpose relating to the Business; provided that any such access by Buyer shall not unreasonably interfere with the conduct of the businesses or operations of Seller or any Affiliate of Seller.

SECTION 5.03 Title Insurance and Surveys.

From the date hereof until the Closing Date, Seller shall cooperate with Buyer so that Buyer can promptly obtain the following (at Buyer’s expense):

(a)	Preliminary reports on title covering a date subsequent to the date of this Agreement, issued by the Title Company, which preliminary reports shall contain commitments (the “Title Commitments”) of the Title Company to issue an ALTA title insurance policy or policies (the “Title Policy”) insuring the interests of Buyer (or its designee) in each owned parcel of the Real Property subject only to the Permitted Liens. The Seller shall execute a title affidavit that shall be in form and substance reasonably satisfactory to Seller and the Title Company.

(b)	Surveys of the owned parcels of Real Property as of a date subsequent to the date of this Agreement.

(c)	A Phase I Environmental Site Assessment Report prepared consistent with ASTM Standard 1527-00 concerning the Real Property from an environmental engineering firm retained by Buyer that shall confirm, in a manner reasonably satisfactory to Buyer, the non-existence of any Hazardous Materials on or about the Real Property or any material violation of Environmental Laws.

SECTION 5.04 Financial Reports.

(a)	Within twenty-five (25) days after the end of each month following the date of this Agreement until the Closing Date, Seller shall furnish Buyer with a copy of the monthly unaudited financial reports for the Stations (including balance sheets and income statements) for each such month and the fiscal year to the end of such month). All of the foregoing financial statements shall comply with the requirements concerning financial statements set forth in Section 3.11(b).

(b)	Seller shall deliver to Buyer no later than March 1, 2003, the unaudited balance sheets of the Stations as of December 31, 2002 (the “Unaudited Balance Sheets”), and the related unaudited statements of income of the Stations for the year then ended, together with all schedules thereto, (collectively with the Unaudited Balance Sheets, the “Unaudited Financial Statements”) (A) prepared in accordance with the books and records of the Stations, (B) prepared in accordance with GAAP applied on a basis consistent with the past practices of the Stations with the exception of omission of footnotes and (C) which present fairly in all material respects the financial condition of the Stations as at December 31, 2002 and the results of their operations for the period then ended. Seller shall pay all costs, fees and expenses in connection with the preparation of the Unaudited Financial Statements.

(c)	Buyer and its independent auditors shall be permitted to review and make copies reasonably required of the (i) working papers of Seller and their independent auditors relating to the Unaudited Financial Statements and (ii) any supporting schedules, analyses and other documentation relating to the Unaudited Financial Statements.

(d)	At Closing Seller will cause PricewaterhouseCoopers LLP to deliver to Buyer an Agreed Upon Procedures Letter covering the Unaudited Financial Statements in the form attached hereto as Exhibit C.

SECTION 5.05 Intentionally Left Blank.

SECTION 5.06 Estoppel Certificates.

Seller shall obtain estoppel certificates in a form reasonably acceptable to Buyer, executed by each of the landlords of the Leases, and upon the receipt of any such estoppel certificate, Seller shall deliver such estoppel certificates to Buyer as promptly as practicable but in no event less than five (5) days prior to the Closing Date.

SECTION 5.07 Risk of Loss.

(a)	Upon the occurrence prior to the Closing of any casualty loss, damage or destruction material to the operation of the Stations, Seller shall promptly give Buyer written notice setting forth in detail the extent of such loss, damage or destruction and the cause thereof if known. Seller shall use their commercially reasonable best efforts to commence promptly and thereafter to proceed diligently to repair or replace any such lost, damaged or destroyed property whether such loss, damage or destruction occurs prior to, on or after the date of this Agreement, such efforts to include the payment of any applicable insurance policy deductibles. However, in the event that such repair or replacement is not fully completed prior to the Closing Date, or the loss, damage or destruction causes either Station to be off the air for forty-eight (48) consecutive hours or more, then Buyer may elect to (i) consummate the transactions contemplated hereby on the Closing Date, in which event Seller shall assign to Buyer the portion of the insurance proceeds, if any, not previously expended by the Seller to repair or replace the damaged or destroyed property, (ii) terminate this Agreement, or (iii) delay the Closing Date until fifteen (15) days after Seller gives written notice to Buyer of completion of the repair or replacement of the damaged or destroyed property; provided that in no event shall Buyer delay the Closing to a date more than sixty (60) days after the Termination Date; provided further that if Seller is unable through its commercially reasonable best efforts to complete such repair or replacement within sixty (60) days after the casualty, Buyer may then terminate this Agreement.

(b)	If the Closing does occur as contemplated under Section 5.07(a)(i), the Purchase Price shall not be adjusted by reason of such casualty or such assignment of the insurance proceeds to Buyer.

ARTICLE VI

COVENANTS OF BUYER

SECTION 6.01. Access to Information.

On and after the Closing Date, upon reasonable notice, Buyer will afford promptly to Seller and its agents reasonable access to its properties, books and records relating exclusively to any period ending on or before the Closing Date and to employees of Buyer to the extent necessary to establish facts related to such period.

ARTICLE VII

COVENANTS OF BUYER AND SELLER

SECTION 7.01. Commercially Reasonable Efforts; Further Assurances.

(a)	Subject to the terms and conditions of this Agreement, Buyer and Seller will use their commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary or desirable under applicable Law to consummate the transactions contemplated by this Agreement; provided that notwithstanding anything to the contrary contained in this Agreement, neither Buyer nor any of its Affiliates shall be required to sell or otherwise dispose of, hold separate (through the establishment of a trust or otherwise), divest itself of, or limit the ownership or operations of all or any portion of its businesses, assets or operations.

(b)	Also in furtherance and not in limitation of Section 7.01(a), Buyer and the Seller shall prepare and file with the FCC as soon as practicable but in no event later than fifteen (15) Business Days after the execution of this Agreement, the requisite applications (the “FCC Applications”) and other necessary instruments or documents requesting the FCC Consent and thereupon prosecute such applications with all reasonable diligence to obtain the requisite FCC Consent; provided, however, neither Buyer nor the Seller shall be required to pursue any course of action that would have a Material Adverse Effect on Buyer or Seller, respectively. Buyer shall pay one-half (1/2) and Seller shall pay one-half (1/2) of the

FCC filing fees relating to the transactions contemplated hereby, irrespective of whether the transactions contemplated by this Agreement are consummated. Buyer and Seller each shall oppose any petitions to deny or other objections filed with respect to the FCC Applications to the extent such petition or objection relates to such party. The parties hereto shall not take any intentional action that would, or intentionally fail to take any action which such action or failure to take such action would reasonably be expected to have the effect of materially delaying the receipt of the FCC Consent. If the Closing shall not have occurred for any reason within the original effective period of the FCC Consent, and no party shall have terminated this Agreement under Article XI, the parties hereto shall jointly request an extension of the effective period of the FCC Consent. No extension of the FCC Consent shall limit the right of any party to exercise its rights under Article XI.

(c)	In connection with the efforts referenced in Sections 7.01(a) and 7.01(b) to obtain the FCC Consent, Buyer and Seller shall use commercially reasonable efforts to (A) cooperate in all respects with each other in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private party, (B) keep the other party informed in all material respects of any material communication received by such party from, or given by such party to, if and to the extent applicable, the Federal Trade Commission (the “FTC”), the Antitrust Division of the Department of Justice (the “DOJ”), the FCC or any other Governmental Authority and of any material communication received or given in connection with any proceeding by a private party and (C) permit the other party to review any material communication given by it to, and consult with each other in advance of and be permitted to attend any meeting or conference with, if and to the extent applicable, the FTC, the DOJ, the FCC or any such other Governmental Authority or, in connection with any proceeding by a private party, with any other Person, in each case regarding any of the transactions contemplated by this Agreement. For purposes of this Agreement, “Antitrust Laws” means the Sherman Act, as amended, the Clayton Act, as amended, the Federal Trade Commission Act, as amended, and all other federal, state and foreign, if any, Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

(d)	At Buyer’s request, Seller shall provide its written permission, pursuant to Section 73.3517 of the FCC’s rules, for Buyer to file in its own name applications to modify the digital television construction permits of the Stations to specify the basic technical parameters of the Stations’ as constructed and operating under their initial Digital Television Broadcast Special Temporary Authorities, as extended by the FCC (“DTV Modification Applications”) or at some other power level or antenna height as may be determined by Buyer. The DTV Modification Applications, if filed, will state that implementation thereof is contingent on consummation of the acquisition of the Stations by Buyer. Buyer will be responsible for the costs related to the DTV Modification Applications

SECTION 7.02. Certain Filings; Further Actions.

The Seller and Buyer shall cooperate with one another (i) in determining whether any action by or in respect of, or filing with, any Governmental Authority is required, or any actions, consents, approvals or waivers are required to be obtained from parties to any material Contracts, in connection with the consummation of the transactions contemplated by this Agreement, (ii) in seeking to assign or negotiate the affiliate agreement with Fox Networks, Inc., and (iii) in taking such actions or making any such filings, furnishing information required in connection therewith and seeking timely to obtain any such actions, consents, approvals or waivers; provided, however, that neither Seller nor Buyer shall be required to pay consideration to obtain any such consent, approval or waiver and Seller shall not agree to or permit the amendment of any Contract of the Station or relating to the Business in order to obtain any consent or approval.

SECTION 7.03. Control Prior to Closing.

The parties acknowledge and agree that, for the purposes of the Communications Act, this Agreement and, without limitation, the covenants in Article V, are not intended to and shall not be construed to transfer control of the Station from Seller to Buyer.

SECTION 7.04. Public Announcements.

The parties shall agree on the terms of the press release that announces the transactions contemplated hereby and thereafter agree to consult with each other before issuing any press release or making any public announcement with respect to this Agreement or the transactions contemplated hereby, including any press releases or public statements the making of which may be required by applicable Law or any listing agreement with any national securities exchange. Nothing herein shall be interpreted to prohibit announcements or press releases required to be made by Seller under applicable law, practice, or regulation as advised by Seller’s counsel.

SECTION 7.05. Notices of Certain Events.

Seller and Buyer shall each promptly notify the other of:

(a)	any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement;

(b)	any notice or other communication from any Governmental Authority in connection with the transactions contemplated by this Agreement;

(c)	in the case of Seller, any Action commenced or, to the Knowledge of Seller, threatened against, relating to or involving or otherwise affecting the Business that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to Section 3.13 or that relates to the consummation of the transactions contemplated by this Agreement; and

(d)	in the case of Buyer, any Action commenced or, to its knowledge, threatened against, relating to or involving or otherwise affecting Buyer that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to Section 4.05 or that relates to the consummation of the transactions contemplated by this Agreement.

ARTICLE VIII

PENSION, EMPLOYEE AND UNION MATTERS

SECTION 8.01. Employment.

(a)	Attached as Schedule 8.01 is a list of all individuals employed by Seller in connection with the business and operations of the Stations (“Active Employees”). Seller understands that Buyer may hire some or all of the Active Employees of Seller. Notwithstanding the foregoing, Buyer shall have no obligation to hire any of Seller’s employees and shall have no liabilities of any kind in connection with any such employees arising from their employment by Seller. Any employees hired by Buyer shall enter into a new employment relationship with Buyer subject to terms and conditions established by Buyer and Buyer shall have no responsibility for any payroll taxes, accrued vacation pay, fringe benefits or other prepaid or deferred obligations for any employee of Seller who enters into the employment of Buyer arising from any period before such employee enters into an employment relationship with Buyer. Within thirty (30) days prior to the Closing Date, Buyer shall deliver to Seller in writing a list of the employees it intends to offer employment (the “Transferred Employees”). On the Closing Date, Seller shall terminate all employees of the Stations, except only those employees of Seller that Buyer and Seller agree shall remain in the employ of Seller.

(b)	Seller agrees to use reasonable efforts to facilitate the transition of the Transferred Employees to employment with Buyer as of the Closing Date. Such reasonable efforts shall include affording Buyer reasonable opportunities prior to the Closing Date to review employment records (other than medical and individual performance or evaluation records), as permitted by Law, of the Transferred Employees, to discuss terms and conditions of employment with Buyer as of the Closing Date and to distribute to the Transferred Employees forms and documents relating to employment with Buyer to the Transferred Employees.

(c)	Except as prohibited by Law, after the Closing Seller shall deliver to Buyer originals or copies of all personnel files and records (including medical records, if any, but excluding benefit plan records) related to the Transferred Employees, and Seller shall have reasonable continuing access to such files and records thereafter.

(d)	Buyer agrees to use reasonable efforts to accommodate the Seller’s activities in connection with the termination of its business activities, including allowing up to five employees of Seller, if not hired by Buyer, to remain rent-free in suitable space on the premises of the Stations for up to sixty (60) days following the Closing and permitting Seller’s former accounting employees who are hired by Buyer to prepare Seller’s financial and other reports at Seller’s expense.

SECTION 8.02. Intentionally Left Blank.

SECTION 8.03. Employee Welfare Plans.

Seller shall be responsible for: (x) claims for medical and dental benefits, disability benefits, life insurance benefits and workers compensation that are incurred prior to the first date of employment with Buyer (the “Employment Commencement Date”); and (y) claims related to “COBRA” coverage attributable to

“qualifying events” occurring prior to the Employment Commencement Date, in each case with respect to any Transferred Employees and their beneficiaries and dependents. Buyer shall be solely responsible for: (i) medical and dental benefits, disability benefits, life insurance benefits and workers compensation benefits for claims incurred from and after the Employment Commencement Date for Active Employees; and (ii) claims relating to “COBRA” coverage attributable to “qualifying events” occurring from and after the Employment Commencement Date, in each case with respect to any Transferred Employees and their beneficiaries and dependents. For purposes of the foregoing, a medical/dental claim shall be considered incurred when the medical services are rendered or medical supplies are provided, and not when the condition arose. A life insurance or workers compensation claim shall be considered incurred prior to a particular date if the injury or condition giving rise to the claim occurs prior to such date. A disability claim shall be deemed to be incurred when the employee is declared disabled under the terms of the applicable disability plan. Transferred Employees shall be given credit under Buyer’s welfare plans for deductibles and out-of-pocket expenses incurred while employed by Seller in the relevant calendar year.

SECTION 8.04. Vacation.

Buyer will assume all liabilities for unpaid, accrued vacation of each Transferred Employee as of the Closing Date to the extent such accrued vacation does not exceed the vacation to which such Transferred Employee would be entitled under the terms of Buyer’s vacation policy as currently in effect, giving credit under Buyer’s vacation policy for service with the Seller, and shall permit Transferred Employees to use their vacation entitlement accrued as of the Closing Date until 6 months from the Closing Date or the end of the calendar year during which the Closing occurs, whichever is later. Any additional unpaid accrued vacation to which any Transferred Employee is entitled shall be retired in consideration of payment thereof by the Seller to such Transferred Employee on the Closing Date. Service with both the Seller and Buyer shall be taken into account in determining Transferred Employees’ vacation entitlement under Buyer’s vacation policy after the Closing Date.

SECTION 8.05. Intentionally Left Blank.

SECTION 8.06. Non-Solicitation by Seller.

(a)	Seller agrees that for a period of one (1) year after the Closing Date, it will not, and will cause its Subsidiaries not to, directly or indirectly, solicit for employment or employ, either as an employee or a consultant, any Transferred Employee of the Stations who was an employee of the Stations at the Closing.

(b)	The parties acknowledge and agree that the restrictions contained in Section 8.06(a) are a reasonable and necessary protection of the immediate interests of Buyer, and any violation of these restrictions would cause substantial injury to Buyer and Buyer would not have entered into this Agreement without receiving the additional consideration offered by Seller binding itself to these restrictions. In the event of a breach or a threatened breach by Seller of these restrictions, Buyer shall be entitled to apply to any court of competent jurisdiction for an injunction restraining such Person from such breach or threatened breach (without the necessity of proving the inadequacy of money damages as a remedy); provided, however, that the right to apply for injunctive relief shall not be construed as prohibiting Buyer from pursuing any other available remedies for such breach or threatened breach.

SECTION 8.07. Seller Stay Bonuses.

Seller agrees that if Seller puts into place any stay bonus plan or arrangement after the date of this Agreement, such plan or arrangement will provide that any Transferred Employee otherwise entitled to a stay bonus must continue employment with Buyer for a minimum period of sixty (60) days to be eligible therefor. Buyer agrees that Seller may put into place a stay bonus plan, arrangement, or agreement and use such additional separate sales incentive letter agreements designed to encourage retention, as Seller deem necessary, for one or more Station Employees, whether individually or for a specific group of employees and whether or not any such Station Employee may become a Transferred Employee.

ARTICLE IX

TAX MATTERS

SECTION 9.01. Bulk Sales.

Seller and Buyer hereby waive compliance with the provisions of any applicable bulk sales law and no representations, warranty or covenant contained in this Agreement shall be deemed to have been breached as a result of such non-compliance. Seller hereby agrees to indemnify, defend and hold Buyer harmless from and against any and all Losses arising out of or relating to claims asserted against Buyer pursuant to any applicable bulk sales law with respect to the Purchased Assets.

SECTION 9.02. Transfer Taxes.

All Transfer Taxes arising out of or in connection with the transactions effected pursuant to this Agreement shall be divided equally between (i) Buyer and (ii) Seller. The party that has the primary responsibility under applicable law for the payment of any particular Transfer Tax shall prepare and file the relevant Tax Return and notify the other party in writing of the Transfer Taxes shown on such Tax Return. The other party shall pay the first party an amount equal to one-half of such Transfer Taxes in immediately available funds no later than the date that is the later of (i) five Business Days after the date of such notice or (ii) two Business Days prior to the due date for such Transfer Taxes. The first party shall promptly remit the Transfer Taxes to the proper Governmental Authority.

ARTICLE X

CONDITIONS TO CLOSING

SECTION 10.01. Conditions to Obligations of Buyer and Seller.

The obligations of Buyer and the Seller to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or waiver, at or prior to the Closing, of each of the following conditions:

(a)	Any applicable waiting period, clearance, approval or filing under any Antitrust Law or regulation relating to the transactions contemplated hereby shall have expired or been terminated or shall have been obtained or made.

(b)	No provision of any applicable Law and no Governmental Order shall prohibit the consummation of the Closing.

(c)	The FCC Consent shall have been granted and shall be in full force and effect.

(d)	There shall not be instituted or pending any Action challenging this Agreement or the transactions contemplated hereby or seeking to restrain, alter, prohibit or otherwise materially interfere with the Closing by any Person before any Governmental Authority.

SECTION 10.02. Conditions to Obligations of the Seller.

The obligations of the Seller to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or waiver, at or prior to the Closing, of each of the following further conditions:

(a) (i)	Buyer shall have performed and complied with in all material respects all of its obligations hereunder required to be performed by it at or prior to the Closing Date;

(ii)	the representations and warranties of Buyer contained in this Agreement and in any certificate or other writing delivered by Buyer pursuant hereto (A) that are qualified by materiality or Material Adverse Effect shall be true and correct and (B) that are not qualified by materiality or Material Adverse Effect shall be true and correct in all material respects, in each case at and as of the Closing Date as if made at and as of such date (except that representations and warranties that by their terms speak as of the date of this Agreement or some other date need be true and correct, or true and correct in all material respects, as the case may be, only as of such specified date); and

(iii)	Seller shall have received a certificate signed by the Chief Executive Officer of Buyer to the foregoing effect.

(b)	The Seller shall have received an opinion of Thomas B. Henson, special counsel to Buyer, dated the Closing Date, in form and substance reasonably satisfactory to Seller, with respect to the matters specified in Sections 4.01, 4.02 and 4.04.

(c)	Seller shall have received all documents they may reasonably request relating to the existence of Buyer and the authority of Buyer for this Agreement, all in form and substance reasonably satisfactory to Seller, including a true and complete copy, certified by the Secretary or Assistant Secretary of Buyer, of the resolutions duly and validly adopted by the Board of Directors of Buyer evidencing its authorization of the execution and delivery of this Agreement and consummation of the transactions contemplated hereby.

(d)	The FCC Consent shall be a Final Order and shall contain no provision materially adverse to any of Seller, Seller’s Affiliates, or the Stations.

SECTION 10.03. Conditions to Obligations of Buyer.

The obligations of Buyer to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or waiver, at or prior to the Closing, of each of the following further conditions:

(a) (i)	Seller shall have performed and complied with in all material respects all of its obligations hereunder required to be performed by it at or prior to the Closing Date;

(ii)	the representations and warranties of Seller contained in this Agreement and in any certificate or other writing delivered by Seller pursuant hereto (A) that are qualified by materiality or Material Adverse Effect shall be true and correct and (B) that are not qualified by materiality or Material Adverse Effect shall be true and correct in all material respects, in each case at and as of the Closing Date as if made at and as of such date (except that representations and warranties that by their terms speak as of the date of this Agreement or some other date need be true and correct, or true and correct in all material respects, as the case may be, only as of such specified date); and

(iii)	Buyer shall have received a certificate signed by the President of Seller to the foregoing effect.

(b)	Buyer shall have received an opinion of Graham & Dunn, P.C., special counsel to the Seller dated the Closing Date and such other appropriate counsel, in form and substance reasonably satisfactory to Buyer, with respect to the matters specified in Sections 3.01, 3.02 and 3.04.

(c)	Buyer shall have received all documents it may reasonably request relating to the existence of the Seller and the authority of Seller for this Agreement, all in form and substance reasonably satisfactory to Buyer, including a true and complete copy, certified by the Secretary or Assistant Secretary of Seller, of the resolutions duly and validly adopted by the Board of Directors of Seller evidencing its authorization of the execution and delivery of this Agreement and consummation of the transactions contemplated hereby.

(d)	The Seller shall have received all Material Consents listed on Schedule 10.03(d).

(e)	The FCC Consent shall be a Final Order and shall contain no provision materially adverse to any of Buyer, Buyer’s Affiliates, or the Station.

(f)	Buyer shall have received the Title Commitments.

(g)	During the thirty (30) days immediately preceding what would otherwise be the Closing Date, and on the Closing Date, the Stations shall have been and shall be operating continuously with all of their normal broadcasting capability schedule other than any interruption of a duration no longer than four (4) hours.

(h)	Buyer shall have either entered into an affiliate agreement, or satisfied itself that an affiliation agreement can be negotiated with Fox Broadcasting Corp.

(h)	Buyer shall have received from PricewaterhouseCoopers the Agreed Upon Procedures Letters for the Reference Financial Statements and the Unaudited Financial Statements.

(i)	Buyer shall have received from GA Business Net an assignment of its entire right, title and interest in and to the domain name “www.wfxg.com”.

(j)	Buyer shall have received from V’Roooom Technology, Inc. an assignment of its entire right, title and interest in and to the domain name “www.wxtx.com.”

ARTICLE XI

TERMINATION

SECTION 11.01. Termination.

This Agreement may be terminated at any time prior to the Closing as follows:

(a)	by the mutual written consent of Seller and Buyer;

(b)	either by Seller or by Buyer:

(i)	if the Closing shall not have occurred on or before June 30, 2003 (the “Termination Date”) or such other date contemplated by Section 5.07 of this Agreement; provided, however, that the right to terminate this Agreement under this Section 11.01(b)(i) shall be suspended as to any party whose breach, misrepresentation or failure to fulfill any material obligation under this Agreement shall have been the cause of, or shall have resulted in, the failure of the Closing to occur prior to such date;

(ii)	if there shall be any Law that restrains or prohibits consummation of the transactions contemplated hereby or if a final, nonappealable Governmental Order is issued restraining or otherwise prohibiting consummation of the transactions contemplated hereby; or

(iii)	if the FCC has designated the FCC Applications for evidentiary hearing.

(c)	by Seller upon a breach of any representation, warranty, covenant or agreement on the part of Buyer set forth in this Agreement, or if any representation or warranty of Buyer shall have become untrue, in either case such that the condition set forth in Section 10.02(a) would not be satisfied, unless such breach or untruth can be cured prior to Closing and after receipt of notice thereof Buyer proceeds in good faith to cure such breach or untruth as promptly as practicable;

(d)	by Buyer upon a breach of any representation, warranty, covenant or agreement on the part of Seller set forth in this Agreement, or if any representation or warranty of Seller shall have become untrue, in either case such that the condition set forth in Section 10.03(a) would not be satisfied, unless such breach or untruth can be cured prior to Closing and after receipt of notice thereof the Seller proceed in good faith to cure such breach or untruth as promptly as practicable;

(e)	by Buyer as set forth in Section 5.07(a); or

(f)	by Buyer if either Station shall have for a period of forty-eight (48) consecutive hours or more (A) ceased broadcasting on its authorized analog frequency, or (B) been broadcasting its analog signal at a reduced power level, which reduction is reasonably likely to materially and adversely affect the operations or business of the Station; provided that Buyer must exercise this termination right within thirty (30) days after the date on which either Station has resumed uninterrupted broadcasting on its authorized analog frequency or resumed broadcasts at full power, as the case may be.

Notwithstanding the foregoing, neither party may terminate this Agreement pursuant to clause (c) or (d) of this Section 11.01 if any representation or warranty of the party seeking to terminate is materially inaccurate or breached or such party has failed to comply with or satisfy, in all material respects, its covenants and agreements made hereunder.

The party desiring to terminate this Agreement pursuant to this Section11.01 (other than pursuant to Section 11.01(a)) shall give notice of such termination to the other party.

SECTION 11.02. Effect of Termination.

(a)	In the event of the termination of this Agreement pursuant to Section 11.01 of this Agreement, this Agreement shall become void and have no effect, except that (i) the provisions of this Section 11.02, Article 13 and Section 2.06(c) of this Agreement shall survive any such termination, and (ii) subject to the provisions of Section 11.02(b), a termination pursuant to Section 11.01(b)(iii), 11.01(c) or 11.01(d) of this Agreement shall not relieve the breaching party from Liability for an uncured breach of a representation, warranty, covenant, or agreement giving rise to such termination.

(b) (i)	If the non-occurrence of Closing is the result of a default by Buyer of its representations or warranties or any of its covenants or agreements hereunder, and Seller is not in default on any of its representations or warranties or any of its covenants or agreements hereunder, then Seller shall be entitled to receive payment of the Escrow Amount (the “Default Payment”).

(ii)	The Default Payment to be made to Seller pursuant to this Section 11.02(b) shall be deemed to be liquidated damages paid to compensate Seller for the damages resulting to Seller from Buyer’s default. The parties agree that actual damages pursuant to a breach of this Agreement prior to the Closing Date would be impossible to measure. Receipt of the Default Payment shall be the sole and exclusive remedy that Seller shall have in the event of such default and shall constitute a waiver of any and all other legal or equitable rights or remedies that Seller may otherwise have as a result of a default by Buyer. In consideration of the receipt of the Default Payment as liquidated damages, Seller may not obtain any further legal or equitable relief, including specific performance, to which it may otherwise have been entitled and Buyer shall have no further liability to Seller as a result of any such default.

(iv)	If the Closing does not occur due to the nonfulfillment of any of the conditions in Article 10, without Buyer being in default in the performance of any of its representations or warranties or any of its covenants or agreements under this Agreement, Seller shall not be entitled to the Escrow Amount and, promptly after the termination of this Agreement, the Escrow Amount shall be returned to Buyer.

ARTICLE XII

SURVIVAL; INDEMNIFICATION

SECTION 12.01. Survival.

The representations and warranties of the parties hereto contained in or made pursuant to this Agreement or in any certificate or other writing furnished pursuant hereto or in connection herewith shall survive in full force and effect until the first anniversary of the Closing Date; provided that (i) any and all covenants and agreements shall survive indefinitely, (ii) the representations and warranties in Sections 3.01, 3.02, 3.21, 4.01, 4.02 and 4.07 shall survive indefinitely; (iii) the representations and warranties in Sections 3.17, 3.18, 3.19 and 3.20 and the covenants, agreements, representations and warranties contained in Articles VIII and IX shall survive until expiration of the statute of limitations applicable to the matters covered thereby (giving effect to any waiver, mitigation or extension thereof), if later, and (iv) Section 2.07 shall survive until the proration adjustment contemplated therein has been completed. Notwithstanding the preceding sentence, any covenant, agreement, representation or warranty in respect of which indemnity may be sought under this Agreement shall survive the time at which it would otherwise terminate pursuant to the preceding sentence, if notice of the inaccuracy or breach thereof giving rise to such right of indemnity shall have been given to the party against whom such indemnity may be sought prior to such time.

SECTION 12.02. Indemnification by Buyer.

(a)	Buyer shall indemnify against and hold Seller and Parent, its Affiliates and its employees, officers and directors (collectively, the “Seller Indemnified Parties”) harmless from, and agrees to promptly defend any Seller Indemnified Party from and reimburse any Seller Indemnified Party for, any and all losses, damages, costs, expenses, liabilities, obligations and claims of any kind (including any Action brought by any Governmental Authority or Person and including reasonable attorneys’ fees and expenses reasonably incurred) (collectively, “Losses”), which such Seller Indemnified Party may at any time suffer or incur, or become subject to, as a result of or in connection with:

(i)	any failure of any representation or warranty of Buyer (whether made in or pursuant to this Agreement or in any instrument or certificate delivered by Buyer at the Closing in accordance herewith) to be true when made and at and as of the Closing Date as if made at and as of such date (except that representations and warranties that by their terms speak as of the date of this Agreement or some other date need be true only as of such specified date), in each case determined without regard to any material adverse effect qualification contained in any representation or warranty (each such misrepresentation and breach of warranty, or such failure of any representation or warranty to be true, a “Buyer Warranty Breach”);

(ii)	any failure by Buyer to carry out, perform, satisfy and discharge any of its covenants, agreements, undertakings, liabilities or obligations under this Agreement or under any of the documents and/or other instruments delivered by Buyer pursuant to this Agreement;

(iii)	the Assumed Liabilities; and

(iv)	to the extent arising from the operation of the Stations by Buyer from and after the Closing Date, except to the extent indemnified by Seller under Section 12.03.

(b)	Notwithstanding any other provision to the contrary, Buyer shall not be required to indemnify and hold harmless any Seller Indemnified Party pursuant to Section 12.02(a)(i): (A) unless such Seller Indemnified Party has asserted a claim with respect to such matters within the applicable survival period set forth in Section 12.01 and (B) until the aggregate amount of the Seller Indemnified Parties’ Losses resulting from Buyer Warranty Breach exceeds $150,000, and then only to the extent of such Losses in excess of such amount; provided, however, that the cumulative indemnification obligation of Buyer under this Article XII shall in no event exceed $2.5 million.

SECTION 12.03. Indemnification by Seller.

(a)	Seller shall indemnify against and hold Buyer, its Affiliates and their respective employees, officers and directors (collectively, the “Buyer Indemnified Parties”) harmless from, and agrees to promptly defend any Buyer Indemnified Party from and reimburse any Buyer Indemnified Party for, any and all Losses that such Buyer Indemnified Party may at any time suffer or incur, or become subject to, as a result of or in connection with:

(i)	any failure of any representation or warranty of Seller (whether made in or pursuant to this Agreement or in any instrument or certificate delivered by the Seller at the Closing in accordance herewith) to be true when made and at and as of the Closing Date as if made at and as of such date (except that representations and warranties that by their terms speak as of the date of this Agreement or some other date need be true only as of such specified date), in each case determined without regard to any Material Adverse Effect qualification contained in any representation or warranty (other than Section 3.12(b)(i)) (each such misrepresentation and breach of warranty, or such failure of any representation or warranty to be true, a “Seller Warranty Breach”);

(ii)	any failure by Seller to carry out, perform, satisfy and discharge any of its covenants, agreements, undertakings, liabilities or obligations under this Agreement or under any of the documents and/or other instruments delivered by Seller pursuant to this Agreement;

(iii)	the Excluded Assets;

(iv)	the Excluded Liabilities, other than those set forth in Section 2.04(d)

(v)	the Seller Environmental Liabilities; and

(vi)	to the extent arising from the operation of the Stations before the Closing Date other than as a result of or in connection with any Assumed Liability.

(b)	Notwithstanding any other provision to the contrary, Seller shall not be required to indemnify and hold harmless any Buyer Indemnified Party pursuant to Section 12.03(a)(i): (A) unless such Buyer Indemnified Party has asserted a claim with respect to such matters within the applicable survival period set forth in Section 12.01 and (B) until the aggregate amount of the Buyer Indemnified Parties’ Losses resulting from Seller Warranty Breaches exceeds $150,000, and then only to the extent of such

Losses in excess of such amount; provided, however, that the cumulative indemnification obligation of Seller under this Section 12.03 and Section 9.01 shall in no event exceed $2.5 million.

(c)	Parent, by its execution of this Agreement, hereby absolutely and unconditionally guarantees the full performance by Seller of its obligations under Section 12.03(a), subject to the limitations of Section 12.03(b).

SECTION 12.04. Notification of Claims.

(a)	A party entitled to be indemnified pursuant to Section 12.02 or 12.03 (the “Indemnified Party”) shall promptly notify the party liable for such indemnification (the “Indemnifying Party”) in writing of any claim or demand which the Indemnified Party has determined has given or could give rise to a right of indemnification under this Agreement; provided, however, that a failure to give prompt notice or to include any specified information in any notice will not affect the rights or obligations of any party hereunder except and only to the extent that, as a result of such failure, any party which was entitled to receive such notice was damaged as a result of such failure. Subject to the Indemnifying Party’s right to defend in good faith third party claims as hereinafter provided, the Indemnifying Party shall satisfy its obligations under this Article XII within thirty (30) days after the receipt of written notice thereof from the Indemnified Party.

(b)	If the Indemnified Party shall notify the Indemnifying Party of any claim or demand pursuant to Section 12.04(a), and if such claim or demand relates to a claim or demand asserted by a third party against the Indemnified Party which the Indemnifying Party acknowledges is a claim or demand for which it must indemnify or hold harmless the Indemnified Party under Section 12.02 or 12.03, the Indemnifying Party shall have the right to employ counsel reasonably acceptable to the Indemnified Party to defend any such claim or demand asserted against the Indemnified Party for so long as the Indemnifying Party shall continue in good faith to diligently defend against such action or claim. The Indemnified Party shall have the right to participate in the defense of any such claim or demand at its own expense. The Indemnifying Party shall notify the Indemnified Party in writing, as promptly as possible (but in any case five (5) Business Days before the due date for the answer or response to a claim) after the date of the notice of claim given by the Indemnified Party to the Indemnifying Party under Section 12.04(a) of its election to defend in good faith any such third party claim or demand. So long as the Indemnifying Party is defending in good faith any such claim or demand asserted by a third party against the Indemnified Party, the Indemnified Party shall not settle or compromise such claim or demand without the consent of the Indemnifying Party, which consent shall not be unreasonably withheld, and the Indemnified Party shall make available to the Indemnifying Party or its agents all records and other material in the Indemnified Party’s possession reasonably required by it for its use in contesting any third party claim or demand. Whether or not the Indemnifying Party elects to defend any such claim or demand, the Indemnified Party shall have no obligations to do so. In the event the Indemnifying Party elects not to defend such claim or action or if the Indemnifying Party elects to defend such claim or action but fails to diligently defend such claim or action in good faith, the Indemnified Party shall have the right to settle or compromise such claim or action without the consent of the Indemnifying Party, except that the Indemnified Party shall not settle or compromise any such claim or demand, unless the Indemnifying Party is given a full and completed release of any and all liability by all relevant parties relating thereto.

ARTICLE XIII

GENERAL PROVISIONS

SECTION 13.01. Expenses.

Except as may be otherwise specified herein, all costs and expenses, including fees and disbursements of counsel, financial advisors and accountants, incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses, whether or not the Closing shall have occurred.

SECTION 13.02. Notices.

All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be deemed to have been duly delivered and received (a) on the date of personal delivery, (b) on the date of transmission, if sent by facsimile, (c) one (1) Business Day after having been dispatched via a nationally recognized overnight courier service, or (d) three (3) Business Days after being sent by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 13.02):

(a) if to Seller:

Fisher Broadcasting-Georgia, LLC

1525 One Union Square

600 University Street

Seattle, Washington 98101-3185

Attention: Benjamin Tucker

With a copy to:

Graham & Dunn, PC

1420 Fifth Avenue

33rd Floor

Seattle, Washington 98101-2390

Attention: Jack Strother

(b) if to Buyer:

Southeastern Media Holdings, Inc.

3500 Colonnade Parkway, Suite 600

Birmingham, Alabama 35243

Attention: Michael E. Reed

With a copy to:

Thomas B. Henson

6100 Fairview Road, Suite 650

Charlotte, North Carolina 28210

SECTION 13.03. Headings.

The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

SECTION 13.04. Severability.

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced because of any Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any party hereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.

SECTION 13.05. Entire Agreement.

This Agreement, the Confidentiality Agreement, the Ancillary Agreements and any agreements and other documents entered into contemporaneously with this Agreement constitute the entire agreement of the parties hereto with respect to the subject matter hereof and thereof and supersede all prior agreements and undertakings, both written and oral, between the Seller on the one hand and Buyer on the other hand with respect to the subject matter hereof and thereof, except as otherwise expressly provided herein.

SECTION 13.06. Successors and Assigns.

This Agreement will be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns; provided that no party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of the other party hereto.

SECTION 13.07. No Recourse.

Notwithstanding any of the terms or provisions of this Agreement, the Seller and Buyer agree that neither it nor any Person acting on its behalf may assert any claims or cause of action against any employee, officer or director of the other party or stockholder of such other party in connection with or arising out of this Agreement or the transactions contemplated hereby.

SECTION 13.08. No Third-Party Beneficiaries.

This Agreement is for the sole benefit of the parties hereto and their permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other Person or entity any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

SECTION 13.09. Amendments and Waivers.

(a)	This Agreement may not be amended or modified except by an instrument in writing signed by Seller and Buyer.

(b)	At any time prior to the Closing, any party may (i) extend the time for the performance of any of the obligations or other acts of any other party hereto, (ii) waive any inaccuracies in the representations and warranties of the other party hereto contained herein or in any document delivered pursuant hereto or (iii) waive compliance by the other party hereto with any of the agreements or conditions contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party to be bound thereby.

(c)	No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

SECTION 13.10. Governing Law.

This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Georgia.

SECTION 13.11. Counterparts.

This Agreement may be executed in one or more counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by facsimile shall be effective as delivery of a manually executed counterpart of this Agreement.

SECTION 13.13. No Presumption.

This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting or causing any instrument to be drafted.

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

FISHER BROADCASTING-GEORGIA, LLC

By:	/s/ BENJAMIN W. TUCKER
Benjamin W. Tucker, President

SOUTHEASTERN MEDIA HOLDINGS, INC.

By:	/s/ MICHAEL E. REED
Michael E. Reed, President

For the limited purpose of its obligations under Section 12.03(c), Parent is made a party to this Agreement by its execution below:

FISHER BROADCASTING COMPANY

By:	/s/ BENJAMIN W. TUCKER
Benjamin W. Tucker, President

Schedules

The following Schedules include exceptions and qualifications to the representations and warranties of Fisher Broadcasting-Georgia, LLC (the “Seller”) contained in Section 3 of the Asset Purchase Agreement (the “Agreement”) by and between the Seller and Southeastern Media Holdings, Inc. and should be considered an integral part of the Agreement. The section numbers of the Schedules correspond to the section numbers in the Agreement; however, any information disclosed herein under any section number or in any schedule to the Agreement or other information provided to Buyer by Seller shall be deemed disclosed and incorporated into any other section or schedule under the Agreement where such disclosure would be appropriate. Any terms defined in the Agreement shall have the same meaning when used in the Schedules as when used in the Agreement, unless the context otherwise requires.